

United Mobile Homes, Inc.

UMH

P.E. 12-31-05









2005



Annual Report


Revenues, FFO and Net Income
MILLIONS OF DOLLARS
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
2001
2002
2003
2004
2005
Total Revenues
Funds From Operations (FFO)
Net Income


Total Shareholder Return (Annual)
60%
40%
20%
0%
-20%
-40%
-60%
2001
2002
2003
2004
2005
UMH
Morgan Stanley REIT Index
S&P 500
Nasdaq


Dividend Growth & Payout Ratio
Annual Dividend Per Share
$1.00
$0.90
$0.80
$0.70
$0.60
100%
90%
80%
70%
60%
FFO Payout Ratio
2001
2002
2003
2004
2005
Dividends Per Share
FFO Payout Ratio


UMH Sales and Finance
Sales Revenue (Millions)
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
300
250
200
150
100
50
0
Homes Sold
2001
2002
2003
2004
2005
Sales Revenue
Homes Sold

Safe Harbor Statement

This annual report and Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; (iii) changes in government laws and regulations affecting manufactured housing communities; and (iv) the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Message from the Chairman of the Board


Eugene W. Landy

Dear Fellow Shareholders:

United Mobile Homes, Inc. (UMH) has completed thirty-seven years of operation. UMH is the twenty-fifth largest owner of manufactured home communities in the nation and is one of five publicly-owned REITs specializing in manufactured home communities.

UMH owns twenty-seven manufactured home communities containing approximately 6,400 home sites. We are a publicly-owned company with an estimated 3,000 shareholders. UMH is very proud of its individual shareholders, many of whom have been shareholders for generations. In 2004 the dividend was raised four times. On April 1, 2005, the dividend was raised to an annual rate of $.98. Our dividend has been increased for fourteen consecutive years. Further dividend increase depends upon a resurgence in the demand for manufactured housing.

As of December 31, 2005, UMH had outstanding approximately 9,800,000 shares at a market price of $15.90. This gave our REIT a stock market capitalization of approximately $156 million. Management is proud to report that UMH continues to maintain its Standard & Poor's stock ranking of A.

The current protracted cyclical upturn for real estate cannot continue unabatedly. Real estate as an asset class has now outperformed in each of the past six years. Largely fueled by low interest rates and low return expectations in alternative asset classes, cap rates have declined to unprecedented levels. Replacement costs have also risen dramatically. We have recently seen some manufactured home communities sell for $50,000 a site. Yet over the past two years, UMH's share price has not risen in a commensurate manner. There are two key contributing factors that took place over these past two years. In 2004, UMH was rebalanced off of the Russell 2000 Index. In 2005, as a result of new and significantly higher minimum market capitalization requirements, UMH was rebalanced off of the Morgan Stanley REIT Index. When a company comes off of one of these large benchmark indexes, it causes downward momentum on its share price. While management anticipates growing our way back onto these indices, our current share price does not reflect the continued cap rate compression that has taken place over the past two years. Certainly shareholders should always consider the value of our properties in assessing our performance. Competing housing, consisting of conventional homes and apartments, have risen dramatically in price. Under the European accounting system, we would report in our income statement increases in value. This is called "fair value accounting". While income as reported under GAAP has declined, we believe other systems would show improved results.

UMH has substantial funds to invest. Due to the high barriers of entry and highly competitive bidding environment, it has been very difficult for us to generate external growth. UMH has cash and securities of over $25 million at this writing. We also have approximately 500 acres of developable land. This amount of land provides us with the ability to increase our total sites by approximately 30%. We recently were the successful bidders on a 271 space community located near Nashville, Tennessee. We will continue to seek out acquisitions that fit in with our existing portfolio.

Conventional housing prices have increased dramatically over the past five years and as a result,



the demand for manufactured housing has declined. The long anticipated correction in the housing market is now beginning to occur. While it is too early to say whether our nation's housing industry is in for a soft landing or a crash, demand for manufactured housing should increase as a result. We are optimistic on our long-term business plan of providing affordable housing. Many of the financing mechanisms that have allowed US home ownership levels to grow to unprecedented levels (now 70%) are proving to be very risky. The lending community has created products that put people in homes that they really cannot afford without continued price appreciation. It will be interesting to see as mortgage rates reset higher over the next two years and housing prices moderate, if manufactured housing communities can regain the market share that was lost as a result of the housing bubble.

In addition to UMH, we manage Monmouth Real Estate Investment Corporation (NASDAQ:MNRTA) and Monmouth Capital Corporation (NASDAQ: MONM). There are efficiencies in running three REITs. It has helped us attract and keep a dedicated staff with which I am proud to be associated. It is our goal to deliver to our shareholders a total return investment, secured by a safe and growing dividend, coupled with appreciation in the value of our underlying assets. We have achieved this goal over the past thirty-seven years. I remain confident of our prospects to continue to do so in the years ahead.

Very truly yours,



Eugene W. Landy
Chairman of the Board



Message from the President



Samuel A. Landy

Dear Fellow Shareholders:

United Mobile Homes, Inc., (UMH) has now completed thirty-seven years of successful operation. We are proud of the company we have built and the returns our shareholders have enjoyed. Thirty-seven years represent several real estate cycles. Real estate cycles take approximately ten to twelve years to unfold, each cycle possessing unique characteristics that management must carefully analyze in order to protect and grow shareholder value. While national housing trends have a direct effect on our communities, each geographic region also has its own unique cycle that must be closely monitored as well. We are happy to report to you that much of our portfolio is located in areas where population growth, income levels, and consequently land values have been increasing at very high rates. Because of our favorable locations, as well as the high barriers to entry, our communities should continue to appreciate in value at rates higher than inflation.

Due to historically low financing costs, competition from the site built housing sector continued to be strong in 2005. Although this has hampered our ability to increase occupancy rates and profit margins, it has also resulted in substantial appreciation for raw land values as well as increased the affordability for the manufactured home owner. In my letter to shareholders last year, I pointed out that we had reached a unique point in the residential housing cycle, in which our nation's homeownership rate had soared to an all-time high. I stated that UMH was well positioned should a housing correction occur. Today, we are starting to see clear signs that such a correction is unfolding. With approximately 500 acres in developable land and a low levered balance sheet, UMH has tremendous resources as well as strong operating leverage to benefit from an increase in demand for low cost housing.

Results in 2005 were mixed for UMH. Total revenue was up 14.2% from $34.4 million to $39.3 million. Funds from Operations (FFO) were down 9.3% from $11.4 million to $10.3 million. Net income was down 14.6% from $8.2 million to $7.0 million. The main factor for this decrease was that $1.2 million in securities gains were realized this year versus $2.5 million in 2004. Our Taxable REIT Subsidiary, UMH Sales and Finance, Inc. continued to show substantial sales growth. UMH Sales and Finance achieved a record-breaking year in 2005 generating $12.4 million in manufactured home sales. This marked a 70% improvement over the $7.3 million in sales revenue we achieved in 2004. The primary goal of our sales division is to renew our communities and increase their underlying value. Our sales division is also helpful in increasing our occupancy levels through the sale of new homes. Each year we have generated significant sales growth. These sales are driving our ability to grow the amount of newer homes in our communities as a percentage of overall sites. This year UMH Sales and Finance sold approximately 260 new homes into our communities as compared with 196 new homes in 2004. UMH currently has an $11.1 million portfolio of manufactured home loans that is performing very well. These loans are financed at a weighted average coupon of 11.6%. Because these



loans are secured by collateral that remains in our communities, we have enjoyed a very low default rate.

UMH achieved its 14th consecutive year of annual dividend increases in 2005. We are proud of our long-term ability to generate dividend growth and we will strive to continue this positive trend. Historically our dividend has represented a lower percentage of funds from operation (FFO) than is currently the case. In 2005, UMH earned $1.10 in FFO. Our current dividend of $.98 per share now represents 89% of FFO per share. It is important to management that we maintain a conservative dividend policy as we have done in the past. Therefore, growing our FFO per share will be a key objective in 2006 and 2007.

UMH acquired two large land parcels in 2005. We acquired 185 acres in Coxsackie, NY, for approximately $1.7 million. We are currently seeking approval to build a new community there. We also acquired 67 acres in Vineland, NJ, for approximately $1.9 million. This acreage adjoins our Fairview Manor Community and brings our total acreage adjoining this community to 132 acres. We are seeking approval to expand this community considerably. UMH's total land inventory is now approximately 500 acres. This amount of land inventory gives us stronger ability to generate internal growth. We have also entered into contract to purchase a 271 site community in Lebanon, TN, which is just outside of Nashville. This acquisition is scheduled to close in early 2006.

As we begin our 38th year of operation, we are confident in the knowledge that we are operating a company which has been cycle tested. Our stable cash flow, our ability to grow rents at rates higher than inflation, and our communities' ability to appreciate at rates greater than inflation, are all qualities that have remained consistent over almost four decades of operation. We will continue to operate UMH in the conservative manner with which our shareholders have been accustomed. We remain optimistic that housing demand for manufactured homes will increase. We continue to maintain ample resources for an anticipated industry upturn.

Very truly yours,



Samuel A. Landy
President



Community Development

In many of the properties currently owned by the Company, there is additional unimproved land, which lends itself to future development. When many of the communities were purchased by the Company, the undeveloped lands were given little or no value. Our land holdings have seen considerable appreciation in value over the last several years. These additional land holdings throughout the Company are reviewed frequently by management to monitor the economic changes in the particular area to determine if expansion of certain properties is warranted. There are currently approximately 1,500 additional sites in various stages of engineering/construction. We continue to monitor demand at these locations.

Project Expansion	2006	2007	2008	2009	2010
			(number of sites)		
Allentown			24	24	
Brookview		30	30		
Cedarcrest		50	50		
Cross Keys		8			
Fairview Manor		50	50	50	50
Highland Estates	50	50	50		
Kinnebrook	22		28		
Lake Sherman		26		24	
Pine Ridge	39		30		30
Port Royal	28		23		
Sandy Valley		30		30	
Somerset Estates	50		50		48
Spreading Oaks		30		30	
Woodland Manor				10	
Vacant Land (Coxsackie, NY)		100		100	
Totals	189	404	335	292	128





Selected Financial Data

	December 31,				
	2005	2004	2003	2002	2001
Operated Data:					
Total Revenues	**$39,339,573**	$34,357,882	$33,790,503	$29,423,893	$26,882,399
Total Expenses	**32,392,720**	26,176,771	25,328,860	24,107,136	21,574,873
Gain (Loss) on Sales of Investment Property and Equipment	**43,489**	20,638	55,888	664,546	(28,264)
Net Income	**6,990,342**	8,201,749	8,517,531	5,981,303	5,279,262
Net Income Per Share -					
Basic	**.74**	.95	1.08	.79	.71
Diluted	**.74**	.95	1.07	.78	.70
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	**$3,034,698**	$5,115,754	$4,420,150	$6,747,943	$4,277,851
Investing Activities	**(13,415,488)**	(2,398,003)	326,610	(7,076,423)	(11,027,374)
Financing Activities	**6,161,334**	2,812,190	(3,840,868)	1,099,628	6,918,095
Balance Sheet Data:					
Total Assets	**$114,782,535**	$103,164,988	$94,310,212	$89,026,506	$80,334,844
Mortgages Payable	**48,706,241**	50,501,243	44,222,675	43,321,884	38,652,025
Shareholders' Equity	**54,839,324**	48,804,743	38,575,404	28,821,572	27,580,598
Other Data:					
Average Number of Shares Outstanding	**9,473,155**	8,598,686	7,858,888	7,600,266	7,457,636
Funds from Operations (1)	**$10,300,749**	$11,355,784	$11,370,712	$8,788,197	$7,992,082
Cash Dividends Per Share	**.9775**	.9450	.9050	.8650	.8025

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2005	2004	2003	2002	2001
Net Income	**$6,990,342**	8,201,749	8,517,531	$5,981,303	$5,279,262
(Gain) Loss on Sales of Depreciable Assets	**(43,489)**	(20,638)	(55,888)	(3,546)	28,264
Depreciation Expense	**3,353,896**	3,174,673	2,909,069	2,810,440	2,684,556
FFO (1)	**$10,300,749**	$11,355,784	$11,370,712	$8,788,197	$7,992,082

(1) Includes gain on sale of land of $661,000 in 2002.

Recent Share Activity

	2005			2004		
	High	**Low**	**Distribution**	**High**	**Low**	**Distribution**
First Quarter	**$16.70**	**$14.78**	**$ .2425**	$17.50	$15.38	$ .2325
Second Quarter	**16.10**	**14.65**	**.2450**	16.18	12.46	.2350
Third Quarter	**16.50**	**14.80**	**.2450**	15.05	13.00	.2375
Fourth Quarter	**15.99**	**15.00**	**.2450**	16.00	14.05	.2400
			$ .9775			$ .9450

	Share Volume	Opening Price	Closing Price	Dividends Paid	Share Appreciation	Total Return
2005	**2,651,200**	**15.74**	**15.90**	**0.9775**	**1.0%**	**7.2%**
2004	3,511,000	17.01	15.74	0.9450	(7.5%)	(1.9%)
2003	2,238,000	13.54	17.01	0.9050	25.6%	32.3%
2002	1,008,000	12.18	13.54	0.8650	11.2%	18.3%
2001	852,000	9.50	12.18	0.8025	28.2%	36.7%


Annual FFO Growth
MILLIONS OF DOLLARS
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2001
2002
2003
2004
2005


Quarterly Dividends Paid Per Common Share
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05

Property Portfolio Map


Chicago
Detroit
Cleveland
Boston
New York
Indianapolis
Cincinnati
Washington D.C.
Baltimore
Saint Louis
Nashville
Raleigh
Memphis
Charlotte
Atlanta
New Orleans
Orlando
Tampa


Tennesee
9%
Ohio
18%
Pennsylvania
42%
New Jersey
16%
New York
15%

"Because of our favorable locations, as well as the high barriers to entry, our communities should continue to appreciate in value at rates higher than inflation."

Samuel A. Landy, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ________________ to ________________

Commission File Number 001-12690

United Mobile Homes, Inc.
(Exact name of registrant as specified in its charter)

Maryland	22-1890929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification number)
3499 Route 9, Suite 3C, Freehold, New Jersey	07728
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock $.10 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___ Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___ Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
_X_ Yes ___ No

Indicate by check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _X_.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Large accelerated filer ______ Accelerated filer _X_ Non-accelerated filer ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
___ Yes _X_ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2005 was $142,650,557. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2005 was $112,414,094.

The number of shares outstanding of issuer's common stock as of March 1, 2006 was 9,917,442 shares.

Documents Incorporated by Reference:

- Exhibits incorporated by reference are listed in Part IV; Item 15 (a) (3).

TABLE OF CONTENTS

PART I

Item 1 – Business

General Development of Business

United Mobile Homes, Inc. (the Company) owns and operates twenty-seven manufactured home communities containing approximately 6,400 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

Effective January 1, 1992, the Company elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code. (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland. The reincorporation was approved by the Company's shareholders at the Company's annual meeting on August 14, 2003.

Background

Monmouth Capital Corporation, a publicly-owned Small Business Investment Corporation, that had owned approximately 66% of the Company's stock, spun off to its shareholders in a registered distribution three shares of United Mobile Homes, Inc. for each share of Monmouth Capital Corporation. The Company in 1984 and 1985 issued additional shares through rights offerings. The Company has been in operation for thirty-seven years, the last twenty of which have been as a publicly-owned corporation.

Narrative Description of Business

The Company operates as part of a group of three public companies (all REITs) which includes United Mobile Homes, Inc., Monmouth Capital Corporation, and Monmouth Real Estate Investment Corporation (the affiliated companies). Some general and administrative expenses are allocated among the three affiliated companies based on use or services provided. The Company currently has approximately 100 employees. Allocations of salaries and benefits are made among the affiliated companies based on the amount of the employees' time dedicated to each affiliated company.

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents, and through its wholly-owned taxable REIT subsidiary, sells homes to residents and prospective residents of our communities.

A manufactured home community is designed to accommodate detached, single family manufactured housing units, which are produced off-site by manufacturers and delivered by truck to the site. Such dwellings, referred to as manufactured homes (which should be distinguished from travel trailers), are manufactured in a variety of styles and sizes. Manufactured homes, once located, are rarely transported to another site; typically, a manufactured home remains on site and is sold by its owner to a subsequent occupant. This transaction is commonly handled through a broker in the same manner that a more traditional single-family residence is sold. Each owner of a manufactured home leases the site on which the home is located from the Company.

Manufactured homes are being accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. In 2004, one out of every ten new single-family homes was manufactured housing. The affordability of the modern manufactured home makes it very attractive. Depending on the region of the country, construction cost per square foot for a new manufactured home averages anywhere from 10 to 35 percent less than a comparable site-built home, excluding the cost of land. This is due to a number of factors, including volume purchase discounts and inventory control of construction materials and control of all aspects of the construction process.

The size of a modern manufactured home community is limited, as are other residential communities, by factors such as geography, topography, and funds available for development. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, which, as distinguished from resident owned manufactured homes, are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, tennis courts and playgrounds. Municipal water and sewer services are available to some manufactured home communities, while other communities supply these facilities on site. The housing provided by the manufactured home community, therefore, includes not only the manufactured dwelling unit (owned by the resident), but also the physical community framework and services provided by the manufactured home community.

The community manager interviews prospective residents, ensures compliance with community regulations, maintains public areas and community facilities and is responsible for the overall appearance of the community. The manufactured home community, once fully occupied, tends to achieve a stable rate of occupancy. The cost and effort in moving a home once it is located in a community encourages the owner of the manufactured home to resell the manufactured home rather than to remove it from the community. This ability to produce relatively predictable income, together with the location of the community, its condition and its appearance, are factors in the long-term appreciation of the community.

Effective April 1, 2001, the Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales, and financing of these sales, in its communities. Inherent in the operation of a manufactured home community is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities.

Additional information about the Company can be found on the Company's website which is located at www.umh.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by contacting Investor Relations.

Investment and Other Policies of the Company

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the United States. In the past, it has concentrated on the northeast.

During 2005, the Company acquired 185 acres of land in the Town and Village of Coxsackie, New York, and 67 acres of land in the City of Vineland, New Jersey adjacent to our existing community, Fairview Manor Manufactured Home Community. These properties will be used to develop new communities for the Company.

During 2004, the Company acquired Bishop's Mobile Home Court and Whispering Pines Community, in Somerset Township, Pennsylvania. Bishop's Mobile Home Court is an existing family community consisting of 124 sites located next to Whispering Pines Community, a 55-and-older community consisting of 15 existing home sites and an additional 60 acres for expansion. The Company has renamed Bishop's Mobile Home Court as Somerset Estates.

The Company has no restrictions on how it finances new manufactured home communities. It may finance communities by purchase money mortgages or other financing, including first liens, wraparound mortgages or subordinated indebtedness. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit.

The Company may issue securities for property, however, this has not occurred to date, and it may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company.

The Company also invests in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. The securities portfolio, to the extent not pledged to secure borrowing, provides the Company with liquidity and additional income. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and equity price risk relating to equity securities. At December 31, 2005 and 2004, the Company had $26,610,338 and $23,821,078, respectively, of securities available for sale. Included in these securities are Preferred Stock and Debt securities of $15,314,813 and $6,000,000, respectively at December 31, 2005 and $13,659,169 and $3,489,105 respectively, at December 31, 2004. The unrealized net gain on securities available for sale at December 31, 2005 and 2004 amounted to $916,569 and $3,142,945, respectively.

Property Maintenance and Improvement Policies

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2006 will be consistent with 2005 expenditures, which amounted to approximately $3,000,000. It is the policy of the Company to maintain adequate insurance coverage on all of its properties; and, in the opinion of the Company, all of its properties are adequately insured.

Number of Employees

On March 1, 2006, the Company had approximately 100 employees, including Officers. During the year, the Company hires approximately 20 part-time and full-time temporary employees as lifeguards, grounds keepers and for emergency repairs.

Item 1A – Risk Factors

Real Estate Industry and Competition Risks

The Company's investments are subject to the risks generally associated with the ownership of real property, including the uncertainty of cash flow to meet fixed obligations, adverse changes in national economic conditions, changes in the relative popularity (and thus the relative price) of the Company's real estate investments when compared to other investments, adverse local market conditions due to changes in general or local economic conditions or neighborhood values, changes in interest rates and in the availability of mortgage funds, costs and terms of mortgage funds, the financial conditions of residents and sellers of properties, changes in real estate tax rates and other operating expenses (including corrections of potential environmental issues as well as more stringent governmental regulations regarding the environment), governmental rules and fiscal policies including possible proposals for rent controls, as well as expenses resulting from acts of God, uninsured losses and other factors which are beyond the control of the Company. The Company's investments are primarily in rental properties and are subject to the risk or inability to attract or retain residents with a consequent decline in rental income as a result of adverse changes in local real estate markets or other factors.

The Company competes for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities, possibly including certain affiliates of the Company. In many cases, the competing concerns may be larger and better financed than the Company, making it difficult for the Company to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has increased substantially in recent years, with resulting increases in the purchase price paid for manufactured home communities and consequent higher fixed costs.

Governmental Regulations

Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent the Company from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require the Company to modify its properties. Future legislation may impose additional requirements. No prediction can be made as to what requirements may be enacted or what changes may be implemented to existing legislation.

Rent control affects only two of the Company's manufactured home communities which are in New Jersey and has resulted in a slower growth of earnings from these properties.

Environmental Liability Risks

Current and former real estate owners and operators may be required by law to investigate and clean up hazardous substances released at the properties they own or operate or have owned or operated. They may be liable to the government or to third parties for property damage, investigation costs and cleanup costs. Contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. There is no way of determining at this time the magnitude of any potential liability to which the Company may be subject arising out of unknown environmental conditions or violations with respect to the properties it owns. Environmental laws today can impose liability on a previous owner or operator of a property that owned or operated the property at a time when hazardous or toxic substances were disposed of, or released from, the property. A conveyance of the property, therefore, does not relieve the owner or operator from liability. The Company is not aware of any environmental liabilities relating to its properties which would have a material adverse effect on its business, assets, or results of operations. However, no assurance can be given that environmental liabilities will not arise in the future.

The Company owns and operates 13 manufactured home communities which either have their own wastewater treatment facility, water distribution system, or both. At these locations, the Company is subject to compliance of monthly, quarterly and yearly testing for contaminants as outlined by the individual state's Department of Environmental Protection Agencies.

Currently, the Company is not subject to radon or asbestos monitoring requirements.

Insurance Considerations

The Company generally maintains insurance policies related to its business, including casualty, general liability and other policies covering business operations, employees and assets. The Company may be required to bear all losses that are not adequately covered by insurance. Although management believes that the Company's insurance programs are adequate, no assurance can be given that the Company will not incur losses in excess of its insurance coverage, or that the Company will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Financing Risks

The Company finances a portion of its investments in properties and marketable securities through debt. The Company is subject to the risks normally associated with debt financing, including rising interest rates on floating rate debt and the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. Management anticipates that a portion of the principal of the Company's debt will not be repaid prior to maturity. Therefore, the Company will likely need to refinance at least a portion of our outstanding debt as it matures. There is a risk that the Company may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of the existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital or sales of properties, the Company's cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due. As a result, the Company may be forced to dispose of properties or securities available for sale on disadvantageous terms.

Amendment of Business Policies

The Board of Directors determines the growth, investment, financing, capitalization, borrowing, REIT status, operating and distribution policies. Although the Board of Directors has no present intention to amend or revise any of these policies, these policies may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in Company policies. Management cannot assure shareholders that changes in our policies will serve fully the interests of all shareholders.

Other Risks

The market value of our Common Stock could decrease based on the Company's performance and market perception and conditions. The market value of the Company's Common Stock may be based primarily upon the market's perception of the Company's growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of the Company's underlying assets. The market price of the Company's Common Stock is influenced by the dividend on the Company's Common Stock relative to market interest rates. Rising interest rates may lead potential buyers of the Company's Common Stock to expect a higher dividend rate, which would adversely affect the market price of our Common Stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and the Company's ability to service our indebtedness and pay dividends.

There are restrictions on the transfer of the Company's Common Stock. To maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986 (the Code), no more than 50% in value of the Company's outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, the Company's charter and bylaws contain provisions restricting the transfer of the Company's Common Stock.

The Company's earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, management invests in and owns securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, the Company's earnings could be adversely affected.

The Company is subject to restrictions that may impede management's ability to effect a change in control. Certain provisions contained in the Company's charter and bylaws, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control.

The Company may fail to qualify as a REIT. If the Company fails to qualify as a REIT, the Company will not be allowed to deduct distributions to shareholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, the Company might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service. Furthermore, the Company would no longer be required to make any distributions to the Company's shareholders as a condition to REIT qualification.

To qualify as a REIT, and to continue to qualify as a REIT, the Company must comply with certain highly technical and complex requirements. The Company cannot be certain it has complied, and will always be able to comply, with these requirements. In addition, facts and circumstances that may be beyond the Company's control may affect the Company's ability to continue to qualify as a REIT. The Company cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company's qualification as a REIT or with respect to the Federal income tax consequences of qualification. The Company believes that it has qualified as a REIT since its inception and intends to continue to qualify as a REIT. However, the Company cannot assure you that the Company is qualified or will remain qualified.

The Company may be unable to comply with the strict income distribution requirements applicable to REITs. To obtain the favorable tax treatment associated with qualifying as a REIT, among other requirements, the Company is required each year to distribute to its shareholders at least 90% of its REIT taxable income. The Company will be subject to corporate income tax on any undistributed REIT taxable income. In addition, we will incur a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than the sum of (i) 85% of our ordinary income for the year, (ii) 95% of our capital gain net income for the year, and (iii) any undistributed taxable income from prior years. The Company could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT (and to avoid corporate income tax and the 4% excise tax), even if conditions were not favorable for borrowing.

Notwithstanding the Company's status as a REIT, the Company is subject to various Federal, state and local taxes on our income and property. For example, the Company will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. The Company may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

Item 1B – Unresolved Staff Comments

None

Item 2 – Properties

United Mobile Homes, Inc. is engaged in the ownership and operation of manufactured home communities located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company owns twenty-seven manufactured home communities containing approximately 6,400 sites. The following is a brief description of the properties owned by the Company. There is a long-term trend toward larger manufactured homes. Manufactured home communities designed for older manufactured homes must be modified to accommodate modern wider and longer manufactured homes. These changes may decrease the number of homes that may be accommodated in a manufactured home community. The rents collectible from the land ultimately depend on the value of the home and land. Therefore, fewer but more expensive homes can actually produce the same or greater rents. For this reason, the number of sites operated by the Company is subject to change, and the number of sites listed is always an approximate number.

Name of Community	Number of Sites	Occupancy at December 31, 2005	Monthly Rent Per Site at December 31, 2005
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	398	368	$301
Brookview Village Route 9N Greenfield Center, NY 12833	133	106	$358
Cedarcrest 1976 North East Avenue Vineland, NJ 08360	283	280	$423
Cranberry Village 201 North Court Cranberry Township, PA 16066	201	163	$397
Cross Keys Village Old Sixth Avenue Road, RD #1 Duncansville, PA 16635	133	106	$268
D & R Village Route 146, RD 13 Clifton Park, NY 12065	240	226	$376

Name of Community	Number of Sites	Occupancy at December 31, 2005	Monthly Rent Per Site at December 31, 2005
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	317	316	$429
Forest Park Village 724 Slate Avenue Cranberry Township, PA 16066	252	195	$356
Heather Highlands 109 S. Main Street Pittston, PA 18640	404	275	$265
Highland Estates 60 Old Route 22 Kutztown, PA 19530	325	288	$422
Kinnebrook 201 Route 17B Monticello, NY 12701	207	189	$392
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	239	180	$317
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	218	168	$230
Memphis Mobile City 3894 N. Thomas Street Memphis, TN 38127	156	152	$266
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	223	$448
Pine Ridge Village 147 Amy Drive Carlisle, PA 17013	165	121	$364
Pine Valley Estates 700 Pine Valley Estates Apollo, PA 15613	217	157	$260
Port Royal Village 400 Patterson Lane Belle Vernon, PA 15012	425	291	$287
River Valley Estates 2066 Victory Road Marion, OH 43302	235	205	$247

Name of Community	Number of Sites	Occupancy at December 31, 2005	Monthly Rent Per Site at December 31, 2005
Sandy Valley Estates 801 First, Route #2 Magnolia, OH 44643	364	310	$300
Somerset Estates/Whispering Pines 1873 Husband Rd Somerset, PA 15501	175	156	$195
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	248	$300
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	151	131	$222
Waterfalls Village 3450 Howard Road Hamburg, NY 14075	202	185	$387
Woodland Manor 338 County Route 11, Lot 165 West Monroe, NY 13167	149	81	$262
Woodlawn Village Route 35 Eatontown, NJ 07724	157	150	$541
Wood Valley 1493 N. Whetstone River Road Caledonia, OH 43314	161	136	$250

Occupancy rates are relatively stable. The Company actively seeks to have older homes removed from the community and replaced by newer modern homes. During 2005, the Company placed approximately 250 newer homes into our communities. Approximately 200 homes left the communities for various reasons, including demolished as obsolete. The ability of manufactured home communities to be renewed and upgraded is believed to be a positive factor.

Residents generally rent sites on a month-to-month basis. Some residents have one-year leases. Southwind Village and Woodlawn Village (both in New Jersey) are the only communities subject to local rent control laws.

In connection with the operation of its communities, the Company operates approximately 500 rental units. These are homes owned by the Company and rented to residents. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income on both the home and for the site which might otherwise be non-income producing. The Company sells the older rental homes when the opportunity arises.

The Company has approximately 1,500 sites in various stages of engineering/construction. Due to the difficulties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company operates approximately $103,000,000 (at original cost) in manufactured home properties. These consist of 27 separate manufactured home communities and related equipment and improvements. No one community constitutes more than 10% of the total assets of the Company. Port Royal Village with 425 sites, Heather Highlands with 404 sites, Allentown with 398 sites, Sandy Valley Estates with 364 sites, Highland Estates with 325 sites, Fairview Manor with 317 sites, and Cedarcrest with 283 sites, are the larger properties. Heather Highlands historically has an average of 65% to 70% occupancy. The property continues to produce positive cash flow.

Mortgages on Properties

The Company has mortgages on various properties. The maturity dates of these mortgages range from the year 2006 to 2019. Interest varies from fixed rates of 4.625% to 7.36% and variable rates of prime plus 1/2% to LIBOR plus 1.55% to 1.75%. The aggregate balances of these mortgages total $48,706,241 at December 31, 2005. (For additional information, see Part IV, Item 15(a) (1) (vi), Note 5 of the Notes to Consolidated Financial Statements – Loans and Mortgages Payable).

Item 3 – Legal Proceedings

Legal proceedings are incorporated herein by reference and filed as Part IV, Item 15(a)(1)(vi), Note 12 of the Notes to Consolidated Financial Statements – Contingencies and Legal Matters.

Item 4 – Submission of Matters To a Vote of Security Holders

No matters were submitted during the fourth quarter of 2005 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares are traded on the American Stock Exchange (symbol UMH). The per share range of high and low quotes for the Company's stock and distributions paid to shareholders for each quarter of the last two years are as follows:

	2005			2004		
	HIGH	LOW	Distribution	HIGH	LOW	Distribution
First Quarter	$16.70	$14.78	$ .2425	$17.50	$15.38	$ .2325
Second Quarter	16.10	14.65	.2450	16.18	12.46	.2350
Third Quarter	16.50	14.80	.2450	15.05	13.00	.2375
Fourth Quarter	15.99	15.00	.2450	16.00	14.05	.2400
			$.9775			$.9450

On March 1, 2006, the closing price of the Company's stock was $15.44.

As of December 31, 2005, there were approximately 1,000 shareholders of the Company's common stock based on the number of record owners.

For the years ended December 31, 2005 and 2004, total distributions paid by the Company amounted to $9,287,149 or $.9775 per share ($.6961 taxed as ordinary income, $.1500 taxed as a long-term capital gain and $.1314 as a return of capital), and $8,149,313 or $.9450 per share ($.6409 taxed as ordinary income and $.3041 taxed as a long-term capital gain), respectively.

It is the Company's intention to continue distributing quarterly dividends. On January 12, 2006, the Company declared a cash dividend of $.2450 per share to be paid on March 15, 2006 to shareholders of record February 15, 2006. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2005, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	296,000	$14.40	1,287,000
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	296,000	$14.40	1,287,000

Item 6 – Selected Financial Data

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended December 31, 2005. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	December 31,				
	2005	2004	2003	2002	2001
Operating Data:					
Total Revenues	$39,339,573	$34,357,882	$33,790,503	$29,423,893	$26,882,399
Total Expenses	32,392,720	26,176,771	25,328,860	24,107,136	21,574,873
Gain (Loss) on Sales of Investment Property and Equipment	43,489	20,638	55,888	664,546	(28,264)
Net Income	6,990,342	8,201,749	8,517,531	5,981,303	5,279,262
Net Income Per Share -					
Basic	.74	.95	1.08	.79	.71
Diluted	.74	.95	1.07	.78	.70
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	$3,034,698	$5,115,754	$4,420,150	$6,747,943	$4,277,851
Investing Activities	(13,415,488)	(2,398,003)	326,610	(7,076,423)	(11,027,374)
Financing Activities	6,161,334	2,812,190	(3,840,868)	1,099,628	6,918,095
Balance Sheet Data:					
Total Assets	$114,782,535	$103,164,988	$94,310,212	$89,026,506	$80,334,844
Mortgages Payable	48,706,241	50,501,243	44,222,675	43,321,884	38,652,025
Shareholders' Equity	54,839,324	48,804,743	38,575,404	28,821,572	27,580,598
Other Information:					
Average Number of Shares Outstanding	9,473,155	8,598,686	7,858,888	7,600,266	7,457,636
Funds from Operations (1)	$10,300,749	$11,355,784	$11,370,712	$8,788,197	$7,992,082
Cash Dividends Per Share	.9775	.9450	.9050	.8650	.8025

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost bases. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2005	2004	2003	2002	2001
Net Income	$6,990,342	$8,201,749	$8,517,531	$5,981,303	$5,279,262
(Gain) Loss on Sales of Depreciable Assets	(43,489)	(20,638)	(55,888)	(3,546)	28,264
Depreciation Expense	3,353,896	3,174,673	2,909,069	2,810,440	2,684,556
FFO (1)	$10,300,749	$11,355,784	$11,370,712	$8,788,197	$7,992,082

(1) Includes gain on sale of land of $661,000 in 2002.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a real estate investment trust (REIT). The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents and, through, its taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), sells and finances homes to residents and prospective residents of our communities. The Company owns twenty-seven communities containing approximately 6,400 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company also invests in debt and equity securities of other REITs.

During 2005, the Company acquired 185 acres of land in the Town and Village of Coxsackie, New York and 67 acres of land in the City of Vineland, New Jersey. The Company hopes to develop new manufactured home communities on these properties.

The Company also holds a portfolio of securities of other REITs with a balance of $26,610,338 at December 31, 2005. The Company invests in REIT securities on margin from time to time when the Company can achieve an adequate yield spread and when suitable acquisitions of real property cannot be found. At December 31, 2005, the Company's portfolio consisted of 57% preferred stocks, 20% common stocks and 22% debentures. The Company's weighted-average yield on the securities portfolio was approximately 7.2% at December 31, 2005. The REIT securities portfolio provides the Company with liquidity and additional income until suitable acquisitions of real property are found.

The Company's revenue primarily consists of rental and related income from the operation of its manufactured home communities. Revenues also include sales of manufactured homes, interest and dividend income and gain on securities available for sale transactions, net. Rental and related income increased approximately 3% for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily due to rent increases. Net income for the year ended December 31, 2005 decreased by $1,211,407 due primarily to a decrease in the gain on securities available for sales transactions of $1,232,653 for the year ended December 31, 2005 as compared to the year ended December 31, 2004. Community operations have remained relatively stable. Management is continuing to seek communities for acquisition, but the current acquisition environment is very competitive.

See PART I, Item 1- Business for a more complete discussion of the economic and industry-wide factors relevant to the Company, the Company's lines of business and principal products and services, and the opportunities, challenges and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U. S. generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note 2 in the notes to the Company's consolidated financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Statement No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (Statement 144) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. Management individually reviews and evaluates our marketable securities for impairment on an annual basis or when events or circumstances occur. Management considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security shall be written down to fair value as the new cost basis.

The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market or through dividend reinvestment plans. These securities are classified among three categories: Held-to-maturity, trading and available-for-sale. As of December 31, 2005 and 2004, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

Other

Estimates are used when accounting for the allowance for doubtful accounts, potentially excess and obsolete inventory and contingent liabilities, among others. These estimates are susceptible to change and actual results could differ from these estimates. The effects of changes in these estimates are recognized in the period they are determined.

Results of Operations

2005 vs. 2004

Rental and related income increased from $21,646,325 for the year ended December 31, 2004 to $22,280,917 for the year ended December 31, 2005 primarily due to rental increases to residents. During 2005, the Company was able to obtain an average rent increase of approximately 3%.

Occupancy as well as the ability to increase rental rates directly affect revenues. The Company's occupancy rate has remained relatively stable at between 85% and 86%. The Company has faced many challenges in filling vacant homesites. Relatively low interest rates have continued to make site-built housing more accessible. Attractive apartment rental deals continue to hinder occupancy advances. Some of the Company's vacancies are the result of expansions in progress. Approximately 200 new home sites were created in 2005. The Company is also evaluating further expansion at selected communities in order to increase the number of available sites.

Sales of manufactured homes increased from $7,286,610 for the year ended December 31, 2004 to $12,436,980 for the year ended December 31, 2005. Cost of sales of manufactured homes increased from $5,693,028 for the year ended December 31, 2004 to 9,963,689 for the year ended December 31, 2005. Selling expenses increased from $1,149,862 for the year ended

December 31, 2004 to $1,894,274 for the year ended December 31, 2005. These increases were due to the increase in sales. Income from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $443,720 for the year ended December 31, 2004 to $579,017 for the year ended December 31, 2005. The Company has been experiencing an increase in sales volume primarily due to the expansion of a number of our communities. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of the communities.

Interest and dividend income increased from $2,842,523 in 2004 to $3,224,679 in 2005. This was primarily as a result of an increase in interest income due to a higher balance of notes receivable. This was partially offset by a decrease in dividend income due primarily to a lower average balance of securities available for sale during 2005 as a result of sales during 2004 and 2005.

Gains on securities transactions, net decreased from $2,465,487 in 2004 to $1,232,834 in 2005. The Company sold more securities available for sale in 2004 as compared to 2005 due primarily to the unrealized gains existing in the portfolio in the fourth quarter of 2003 and the first three quarters of 2004. Partially offsetting this decrease was a net gain on the futures contracts of $45,176 for 2005 as compared to a net loss of $234,922 for 2004.

Community operating expenses increased from $10,984,908 for the year ended December 31, 2004 to $11,773,859 for the year ended December 31, 2005 primarily as a result of acquisitions of the new communities in 2004 and increased personnel and insurance costs due to expansions.

General and administrative expenses increased from $2,513,692 in 2004 to $2,943,797 in 2005 primarily as a result of an increase in franchise taxes and payroll and professional fees. The Company has expanded over 40% over the past five years.

Interest expense decreased from $2,529,752 in 2004 to $2,200,765 in 2005 primarily as a result of an increase of $773,894 in the fair market value of the Company's interest rate swaps. Interest capitalized on construction in progress amounted to $167,400 and $210,000 for 2005 and 2004, respectively.

Depreciation expense increased from $3,174,673 in 2004 to $3,353,896 in 2005 primarily as a result of the acquisitions of the new communities in 2004 and expansions placed in service in 2005.

Amortization of financing costs increased from $130,856 in 2004 to $262,440 in 2005 primarily as a result of a full year's amortization on the new mortgages payable and lines of credit obtained in 2004.

<u>2004 vs. 2003</u>

Rental and related income increased from $20,954,274 for the year ended December 31, 2003 to $21,646,325 for the year ended December 31, 2004 primarily due to the acquisition of a new community in 2004 and rental increases to residents. During 2004, the Company was able to obtain an average rent increase of approximately 3% to 4%.

Occupancy as well as the ability to increase rental rates directly affect revenues. The Company's occupancy rate has remained relatively stable at 86% in 2004 as compared to the prior year. The Company has faced many challenges in filling vacant homesites. Relatively low interest rates have continued to make site-built housing more accessible. Attractive apartment rental deals continue to hinder occupancy advances. Some of the Company's vacancies are the result of expansions in progress. The Company is also evaluating further expansion at selected communities in order to increase the number of available sites.

Sales of manufactured homes increased from $6,758,168 for the year ended December 31, 2003 to $7,286,610 for the year ended December 31, 2004. Cost of sales of manufactured homes increased from $5,360,554 for the year ended December 31, 2003 to $5,693,028 for the year ended December 31, 2004. This increase was due to the increase in sales. Selling expenses remained relatively stable for the year ended December 31, 2004 as compared to the year ended December 31, 2003. Income from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $141,841 for the year ended December 31, 2003 to $443,720 for the year ended December 31, 2004. The Company has been experiencing an increase in sales volume as well as a slight increase in gross margin. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of the communities.

Interest and dividend income decreased from $3,260,261 in 2003 to $2,842,523 in 2004. This was primarily as a result of a lower average balance of securities available for sale during 2004 as a result of sales during 2003 and 2004.

Gains on securities transactions, net decreased from $2,698,724 in 2003 to $2,465,487 in 2004. This decrease was primarily due to a loss on settlement of futures contracts of $243,360 during 2004.

Community operating expenses increased from $10,305,372 for the year ended December 31, 2003 to $10,984,908 for the year ended December 31, 2004 primarily as a result of acquisitions of the new communities in 2003 and 2004 and increased real estate taxes.

General and administrative expenses decreased from $2,589,275 in 2003 to $2,513,692 in 2004 primarily as a result of a decrease in professional fees relating to the reorganization in Maryland in 2003.

Interest expense decreased from $2,800,017 in 2003 to $2,529,752 in 2004 primarily as a result of a decrease in loans payable. Interest capitalized on construction in progress amounted to $210,000, and $145,800 for 2004 and 2003, respectively.

Depreciation expense increased from $2,909,069 in 2003 to $3,174,673 in 2004 primarily as a result of the acquisitions of the new communities in 2003 and 2004.

Amortization of financing costs increased from $108,800 in 2003 to $130,856 in 2004 primarily as a result of the new mortgages payable and lines of credit in 2003 and 2004.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of December 31, 2005:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgages Payable	$48,706,241	$3,338,601	$15,665,605	$16,383,892	$13,318,143
Operating Lease Obligations	780,000	180,000	360,000	240,000	-0-
Retirement Benefits	932,050	65,000	130,000	115,000	622,050
Purchase of Property	5,200,000	5,200,000	-0-	-0-	-0-
Total	$55,618,291	$8,783,601	$16,155,605	$16,738,892	$13,940,193

Mortgages payable represents the principal amounts outstanding based on scheduled payments. The interest rates on these mortgages vary from fixed rates ranging from 4.625% to 7.36% and variable rates of prime plus ½% to LIBOR plus 1.55% to 1.75%. The above table does not include the Company's obligation under short-term borrowings including its lines of credit and margin loan as described in Note 5 of the Notes to Consolidated Financial Statements.

Operating lease obligations represent a lease, with a related party, for the Company's corporate offices. The original lease is for a five-year term with monthly lease payments of $12,000. During 2005, the Company renewed this lease for an additional five-year term with monthly lease payments of $15,000. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance (See Note 8 of the Notes to Consolidated Financial Statements).

Retirement benefits represent post-retirement benefits that are not funded and therefore will be paid from the general assets of the Company.

Purchase of property represents a contract with Affordable Residential Communities Inc. to purchase Weatherly Estates I, a 271-space manufactured home community in Lebanon, Tennessee. This purchase is scheduled to close in the first quarter of 2006.

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. At December 31, 2005, the Company's shareholders' equity increased to $54,839,324 as compared to $48,804,743 at December 31, 2004, principally due to proceeds from the dividend reinvestment and stock purchase plan (DRIP) partially offset by dividends and decreases in unrealized gains on securities available for sale.

The Company's ability to generate cash adequate to meet its needs is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the DRIP, and access to the capital markets. Purchases of new properties, purchases of manufactured home inventory, investment in debt and equity securities of other REITS, payments of expenses related to real estate operations, capital improvements and expansion programs, debt service, management and professional fees, and dividend requirements place demands on the Company's liquidity.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

Management does not see an indication that material factors are present that may negatively impact cash flows. The Company is not aware of adverse trends, demands, commitments, events or uncertainties that are reasonably likely to have an impact on the Company's liquidity. At December 31, 2005, the Company owns securities available for sale of $26,610,338, subject to margin loans of $4,934,325. At December 31, 2005, the Company owns twenty-seven communities of which 12 have no mortgages. The Company also has unused lines of credit totaling $17,000,000. These marketable securities, non-mortgaged properties and lines of credit provide the Company with additional liquidity. The Company has been raising capital through its DRIP. The Company believes that funds generated from operations and the DRIP, the funds available on the line of credit, together with the ability to finance and refinance its properties and sell marketable securities will provide sufficient funds to adequately meet its obligations over the next several years.

Net cash provided by operating activities increased from $4,420,150 in 2003 to $5,115,754 in 2004 and decreased to $3,034,698 in 2005. Cash flow was primarily used for capital improvements, payment of dividends, purchases of securities available for sale, purchase of inventory of manufactured homes, loans to customers for the sales of manufactured homes, purchases of manufactured home communities and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of cash flow and refinancing. The dividend payments were primarily made from cash flow from operations.

In addition to normal operating expenses, the Company requires cash for additional investments in manufactured home communities, capital improvements and expansion programs, purchase of manufactured homes for rent, purchases of securities, scheduled mortgage amortization and dividend distributions.

The Company invests in debt and equity securities of other REITs for liquidity and additional income. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. At December 31, 2005, $4,934,325 was outstanding on the margin loan. During 2005, the Company's securities portfolio increased by approximately $2,800,000 primarily due to purchases of approximately $11,300,000 partially offset by sales of approximately $6,300,000, and a decrease in the unrealized gain of approximately $2,200,000.

During 2005, the Company recognized a portion of the substantial unrealized gains in the security portfolio.

The Company estimates that in 2006 it will purchase approximately 25 manufactured homes to be used as rentals for a total cost of $600,000. Management believes that these manufactured homes will each generate approximately $300 per month in rental income in addition to lot rent. Once rental homes reach 10 years old, the Company generally sells them.

Capital improvements include amounts needed to meet environmental and regulatory requirements in connection with the manufactured home communities that provide water or sewer service. Excluding expansions and rental home purchases, the Company is budgeting approximately $1,000,000 in capital improvements for 2006.

The Company's only significant commitments and contractual obligations relate to its mortgages payable, retirement benefits, the lease on its corporate offices as described in Note 8 to the Consolidated Financial Statements and the purchase of a community in Lebanon, Tennessee, which is scheduled to be closed in the first quarter of 2006.

The Company has a Dividend Reinvestment and Stock Purchase Plan (Plan), which provides for the reinvestment of dividends and for monthly optional cash payments of not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company. During 2005, amounts received, including dividends reinvested of $1,931,172, amounted to $9,188,271. During 2005, the Company paid $9,287,149, including dividends reinvested. The success of the Plan resulted in a substantial improvement in the Company's liquidity and capital resources in 2005.

During the year ended December 31, 2005, seven employees exercised their stock options and purchased 138,000 shares for a total of $1,266,913. During the year ended December 31, 2004, four employees exercised their stock options and purchased 21,000 shares for a total of $185,725.

The Company has undeveloped land which it could develop over the next several years. The Company is also exploring the utilization of vacant land for town houses. The Company continues to analyze the highest and best use of its vacant land, and uses it accordingly.

Recent Accounting Pronouncements

On April 14, 2005 the Securities and Exchange Commission amended the compliance dates for the Financial Accounting Standard Board's (FASB) SFAS No. 123 (revision 2004), "Share-Based Payment" (SFAS No. 123R). The Commission's new rule allows companies to implement SFAS No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or December 15, 2005 for small business issuers. The Commission's new rule does not change the accounting required by SFAS No. 123R; it changes only the dates for compliance with the standard.

In May of 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction". This standard is a replacement of APB Opinion No. 20 and SFAS No. 3. Under the new standard, any voluntary changes in accounting principles should be adopted via a retrospective application of the accounting principle in the financial statements presented in addition to obtaining an opinion from the auditors that the new principle is preferred. In addition, adoption of a change in accounting principle required by the issuance of a new accounting standard would also require retroactive restatement, unless the new standard includes explicit transition guidelines. This new standard is effective for fiscal years beginning after December 14, 2005.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When Limited Partners Have Certain Rights". EITF No. 04-05 replaces counterpart requirements in SOP 78-9, which provides guidance on accounting for investments in real estate ventures and limited partnerships. Under EITF No. 04-05, the general partner's control of a venture would be overcome if the limited partners have either "kick-out rights" (the right to dissolve or liquidate the venture or otherwise remove the general partner "without cause") or "participating rights" (the right to effectively participate in significant decisions made in the ordinary course of the ventures business.

Safe Harbor Statement

This Form 10-K contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: (i) changes in the general economic climate; (ii) increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; (iii) changes in government laws and regulations affecting manufactured housing communities; and (iv) the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company. The Company undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The following table sets forth information as of December 31, 2005, concerning the Company's long-term debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value.

	Fixed Rate Carrying Value	Average Fixed Interest Rate	Variable Rate Carrying Value	Total Long-Term Debt
2006			$1,551,271	$1,551,271
2007			3,637,654	3,637,654
2008	$5,087,179	4.625%	5,354,016	10,441,195
2009	3,185,646	4.750%	14,395,972	17,581,618
Thereafter	12,367,695	6.614%	3,126,808	15,494,504
Total	$20,640,521		$28,065,720	$48,706,241
Estimated Fair Value	$20,608,226		$28,065,720	$48,673,946

The Company's variable rate long-term debt consists of six mortgage loans with interest rates ranging from prime plus ½% to LIBOR plus 1.55% to 1.75%. To minimize the variability that changes in interest rates could have on its future cash flows, the Company has entered into five separate interest rate swap agreements. The interest rate swap agreements have the effect of fixing interest rates relative to specific mortgage loans totaling approximately $25 million. The effective fixed interest rates on these loans range from 5.17% to 6.39%.

The Company's remaining variable rate debt totals $3 million as of December 31, 2005 which bears interest at prime plus ½%. If prime increased or decreased by 1%, the Company believes its interest expense would have increased or decreased by approximately $30,000, based on the balance of long-term debt outstanding at December 31, 2005.

The Company also has approximately $7.6 million in variable rate debt due on demand. This debt primarily consists of $4.9 million margin loans secured by marketable securities, and a $2.7 million inventory financing loan. The interest rates on these loans range from 6% to 9% at December 31, 2005. The carrying value of the Company's variable rate debt approximates fair value at December 31, 2005.

The Company invests in both debt and equity securities of other REITs and is primarily exposed to equity price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value. To reduce exposure of the debt securities portfolio to market rate fluctuations, the Company invests in futures contracts of ten-year treasury notes. These contracts are marked to market with changes in market recognized in income.

Item 8 – Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Part IV, Item 15(a)(1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2005	March 31		June 30	September 30		December 31
Total Revenues	$8,543,418		$9,316,642	$11,247,848		$10,231,665
Total Expenses	6,079,613		8,480,354	9,024,409		8,808,344
Net Income (1)	2,456,249		828,326	2,259,635		1,446,132
Net Income per Share –						
Basic	.27		.09	.24		.15
Diluted	.27		.09	.24		.15

2004	March 31		June 30	September 30		December 31
Total Revenues	$9,465,609		$8,078,278	$8,130,692		$8,683,303
Total Expenses	6,305,512		5,939,845	7,053,525		6,877,889
Net Income	3,154,838	(2)	2,131,664	1,098,257	(2)	1,816,990
Net Income per Share –						
Basic	.38		.25	.13		.20
Diluted	.38		.25	.12		.20

(1) Fluctuations are primarily due to changes in the fair value of interest rate swaps.
(2) The changes are primarily due to the changes in Gain on Securities Transactions, net.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 1, 2005, the Company dismissed KPMG LLP as the Company's independent registered public accounting firm. The decision to change accountants was approved by the Audit Committee of the Board of Directors of the Company.

The audit reports of KPMG LLP on the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG's report on the Company's consolidated financial statements for the year ended December 31, 2004 included a separate paragraph which stated the following: "As discussed in Note 1, the Company has restated its 2003 and 2002 consolidated financial statements." The audit reports of KPMG LLP on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG LLP's report indicates that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph which identified the following material weakness: "The Company's policies and procedures associated with the selection and application of accounting policies for purposes of preparing its annual and interim financial statements were not adequate. Specifically, as of December 31, 2004, and due to the aforementioned deficiencies in the Company's policies and procedures, the Company's accounting for certain derivative financial instruments, to hedge the variability of cash flows of floating interest rate debt, was found to be inconsistent with U.S. generally accepted accounting principles."

After December 31, 2004, the Company has implemented controls designed to reduce the risk of such an error in the future through implementation of a comprehensive review of each new interest rate swap for proper accounting treatment by the Company's Chief Financial Officer. The Company's management and Audit Committee have discussed this issue with KPMG LLP.

In connection with the audits of the two fiscal years ended December 31, 2004 and the subsequent interim period through July 1, 2005, there were no (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events, except that KPMG LLP advised the Company of the material weaknesses described in paragraph two above.

The Company provided KPMG LLP with a copy of the disclosure contained in Form 8-K filed on July 7, 2005 and requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. KPMG LLP's letter, dated July 7, 2005, was filed as Exhibit 16.1 to the Form 8-K.

Effective as of July 1, 2005, the Company engaged the Reznick Group, P.C. as the Company's new independent registered public accounting firm to audit the Company's consolidated financial statements. The decision to engage the Reznick Group, P.C. was approved by the Audit Committee of the Board of Directors as of such date.

Item 9A – Controls and Procedures

(a) Disclosure Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information that is required to be disclosed in the reports it files with the SEC, and to process, summarize and disclose this information within the time period specified by the rules of the SEC. The Company's Chief Executive Officer and the Chief Financial Officer are responsible for establishing, maintaining and enhancing these controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2005, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

(b) Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial statement preparation and presentation.

Management assessed the Company's internal control over financial reporting as of December 31, 2005. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

Reznick Group, P.C., the Company's independent registered public accounting firm, has issued their report on their audit of management's assessment of the Company's internal control over financial reporting, a copy of which is included herein.

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
United Mobile Homes, Inc.:

We have audited management's assessment, included in the accompanying 10-K that United Mobile Homes, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Mobile Homes, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Mobile Homes, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Controls – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, United Mobile Homes, Inc. maintained in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of United Mobile Homes, Inc., and our report dated March 6, 2006 expressed an unqualified opinion.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 6, 2006

(d) Changes in Internal Control Over Financial Reporting and Management's Remediation Initiatives

There have been no changes to internal control over financial reporting during the Company's fourth fiscal quarter.

Item 9B – Other Information

None.

PART III

Item 10 – Directors and Executive Officers of the Registrant

The following are the Directors and Executive Officers of the Company as of December 31, 2005.

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Anna T. Chew	47	Vice President and Chief Financial Officer (1995 to present) and Director. Certified Public Accountant; Vice President (2001 to present) and Director (1994 to present) of Monmouth Capital Corporation, an affiliate of the Company; Controller (1991 to 2003) and Director (1993 to 2004) of Monmouth Real Estate Investment Corporation, an affiliate of the Company.	1995
Eugene W. Landy	72	Chairman of the Board (1995 to present), President (1969 to 1995) and Director. Attorney at Law; Chairman of the Board (2001 to present), President and Director (1961 to present) of Monmouth Capital Corporation, an affiliate of the Company; President and Director (1968 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company. Eugene W. Landy is the father of Samuel A. Landy and Michael P. Landy.	1969
Samuel A. Landy	45	President (1995 to present), Vice President (1991-1995) and Director. Attorney at Law; Director (1994 to 2004) of Monmouth Capital Corporation, an affiliate of the Company; Director (1989 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company. Samuel A. Landy is the son of Eugene W. Landy.	1992
Michael P. Landy	43	Vice President - Investments. Executive Vice President (2001 to present) of Monmouth Capital Corporation, an affiliate of the Company; Vice President – Investments (2001 to present) of Monmouth Real Estate Investment Corporation, an affiliate of the Company; President (1998 to 2001) of Siam Records, LLC. Michael P. Landy is the son of Eugene W. Landy.	N/A

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
James E. Mitchell	65	Director. Attorney at Law; General Partner, Mitchell Partners, L.P. (1979 to present); President, Mitchell Capital Management, Inc. (1987 to present).	2001
Richard H. Molke	79	Director. General Partner of Molke Family Limited Partnership (1994 to present).	1986
Eugene Rothenberg	73	Director. Retired physician; Director (2001 to present) of Monmouth Capital Corporation, an affiliate of the Company.	1977
Robert G. Sampson	79	Director. Director (1963 to present) of Monmouth Capital Corporation, an affiliate of the Company; Director (1968 to 2001) of Monmouth Real Estate Investment Corporation, an affiliate of the Company; General Partner (1983 to present) of Sampco, Ltd., an investment group.	1969

Family Relationships

There are no family relationships between any of the Directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the Chairman of the Board and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are James E. Mitchell (Chairman), Richard H. Molke, and Eugene Rothenberg.

The Company's Board of Directors has determined that at least one member of the Audit Committee is a financial expert.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.umh.com.

Item 11 – Executive Compensation

Summary Compensation Table

The following Summary Compensation Table shows compensation paid by the Company for services rendered during 2005, 2004 and 2003 to the Chairman of the Board, President and Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and				Annual Compensation	
Principal Position	**Year**	**Salary**	**Bonus**	**All Other**	**Options**
Eugene W. Landy	2005	$175,000	$ -0-	$36,931 (2)	-0-
Chairman of the	2004	175,000	-0-	19,430 (1)	-0-
Board	2003	150,000	-0-	35,776 (2)	-0-
Samuel A. Landy	2005	329,922	60,689	24,465 (3)	50,000
President	2004	314,212	37,035	23,965 (3)	25,000
	2003	299,250	54,862	23,085 (3)	25,000
Anna T. Chew	2005	214,412	20,247	25,470 (3)	10,000
Vice President	2004	194,920	17,497	24,268 (3)	10,000
	2003	177,200	16,194	19,631 (4)	10,000

(1) Represents Director's fees and fringe benefits.

(2) Represents Director's fees, legal fees and fringe benefits.

(3) Represents Director's fees, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(4) Represents Directors' fees and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

Stock Option Plan

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan. This Plan replaced the Company's 1994 Stock Option Plan which, pursuant to its terms, terminated December 31, 2003. The outstanding options granted under this plan remain outstanding until exercised, forfeited or expired.

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of stock options made during the year ended December 31, 2005:

Name	Options Granted	Granted to Employees	Price Per Share	Expiration Date	Grant Date Present Value (1)
Samuel A. Landy	43,600	48%	$15.62	02/01/13	$61,912
Samuel A. Landy	6,400	7%	17.19	02/01/13	7,296
Anna T. Chew	10,000	11%	15.05	07/18/13	12,600

(1) These values were established using the Black-Scholes stock option valuation model. The following weighted-average assumptions were used in the model: expected volatility of 19.04%, risk-free interest rate of 4.01%, dividend yield of 6.35%, and expected life of the options of eight years. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at December 31, 2005:

Name	Shares Exercised	Value Realized	Number of Unexercised Options at Year-End Exercisable/Unexercisable		Value of Unexercised Options At Year-End Exercisable/Unexercisable	
Eugene W. Landy	50,000	$382,500	-0-	-0-	$ -0-	$ -0-
Samuel A. Landy	50,000	$362,687	100,000/	50,000	$213,438/	$12,208
Anna T. Chew	16,000	$73,900	24,000/	10,000	$50,700/	$8,500

Compensation of Directors

The Directors receive a fee of $1,500 for each Board meeting attended, and an additional fixed annual fee of $10,000, payable $2,500 quarterly. Directors appointed to house committees receive $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee, Nominating Committee and Stock Option Committee.

Employment Contracts

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years.

Effective January 1, 2005, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $329,922 for 2005, $346,418 for 2006 and $363,739 for 2007 plus bonuses and customary fringe benefits. Bonuses are at the discretion of the Board of Directors and are based on certain guidelines. Mr. Samuel Landy will also receive four weeks vacation, use of an automobile, and stock options for 50,000 shares in each year of the contract. On severance by the Company, Mr. Samuel Landy is entitled to one year's salary. In the event of disability, Mr. Samuel Landy will receive lost wages from a disability insurance policy.

Effective January 1, 2003, the Company and Anna T. Chew entered into a three-year Employment Agreement. Ms. Chew will receive an annual base salary of $177,200 for 2003, plus bonuses and customary fringe benefits. Each year Ms. Chew will receive a 10% increase in her base salary. On severance by the Company, Ms. Chew is entitled to an additional one year's salary. In the event of disability, Ms. Chew will receive lost wages from a disability insurance policy.

Report of Board of Directors on Executive Compensation

Overview and Philosophy

The Company has a Compensation Committee consisting of four independent outside Directors. This Committee is responsible for making recommendations to the Board of Directors concerning executive compensation. The Compensation Committee takes into consideration three major factors in setting compensation.

The first consideration is the overall performance of the Company. The Board believes that the financial interests of the executive officers should be aligned with the success of the Company and the financial interests of its shareholders. Increases in funds from operations, the enhancement of the Company's equity portfolio, and the success of the Dividend Reinvestment and Stock Purchase Plan all contribute to increases in stock prices thereby maximizing shareholders' return.

The second consideration is the individual achievements made by each officer. The Company is a small real estate investment trust (REIT). The Board of Directors is aware of the contributions made by each officer and makes an evaluation of individual performance based on their own familiarity with the officer.

The final criterion in setting compensation is comparable wages in the industry. In this regard, the REIT industry maintains excellent statistics.

Evaluation

Mr. Eugene Landy is under an employment agreement with the Company. His base compensation under his amended contract was increased in 2004 to $175,000 per year. (The Summary Compensation Table for Mr. Eugene Landy shows a salary of $175,000 and $36,931 in director's fees, legal fees and fringe benefits).

The Committee also reviewed the progress made by Mr. Samuel A. Landy, President, including funds from operations. Mr. Samuel Landy is under an employment agreement with the Company. His base compensation under this contract is $329,922 for 2005. Mr. Samuel Landy also received bonuses totaling $60,689. These bonuses were primarily based upon his meeting certain performance goals as outlined in his employment agreement.

Compensation Committee:
James E. Mitchell
Richard H. Molke
Eugene Rothenberg
Robert G. Sampson

Comparative Stock Performance

The line graph compares the total return of the Company's common stock for the last five years to the NAREIT Composite (previously ALL REIT) Total Return Index published by the National Association of Real Estate Investment Trust (NAREIT) and to the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.



350
300
250
200
150
100
50
0
DOLLARS
100
138
164
219
216
231
238
219
168
122
116
100
88
69
88
98
103
2000
2001
2002
2003
2004
2005
YEAR ENDED DECEMBER 31,
UNITED MOBILE HOMES, INC.
NAREIT COMPOSITE
S&P 500

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table lists information with respect to the beneficial ownership of the Company's Shares as of December 31, 2005 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o United Mobile Homes, Inc., Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of December 31, 2005 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Anna T. Chew	119,977(3)	1.22%
Eugene W. Landy	1,001,639(4)	10.21%
Samuel A. Landy	423,702(5)	4.26%
Michael P. Landy	158,407(6)	1.62%
James E. Mitchell	170,550(7)	1.74%
Richard H. Molke	109,656(8)	1.12%
Eugene D. Rothenberg	82,040(9)	*
Robert G. Sampson	130,589(10)	1.33%
Directors and Officers as a Group	2,196,560	22.01%

* Less than 1%

---

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on December 31, 2005 which was 9,806,939 Shares.

(3) Includes (a) 88,377 shares owned jointly with Ms. Chew's husband, (b) 7,600 shares held in Ms. Chew's 401(k) Plan, and (c) 24,000 shares issuable upon exercise of stock options. Excludes 10,000 shares issuable upon exercise of a stock option, which stock option is not exercisable until July 18, 2006.

(4) Includes (a) 95,661 shares owned by Mr. Landy's wife, (b) 172,608 shares held by Landy Investments, Ltd. for which Mr. Landy has power to vote, (c) 73,212 shares held in the Landy & Landy Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote, (d) 57,561 shares held in the Landy & Landy Pension Plan of which Mr. Landy is a Trustee with power to vote, (e) 50,000 shares held in the Eugene W. Landy Charitable Lead Annuity Trust, a charitable trust for which Mr. Landy has power to vote, and (f) 65,000 shares held in the Eugene W. Landy and Gloria Landy Family Foundation, a charitable trust for which Mr. Landy has power to vote. Excludes 206,712 shares held by Mr. Landy's adult children in which he disclaims any beneficial interest.

(5) Includes (a) 29,006 shares owned jointly with Mr. Landy's wife, (b) 32,245 shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, (c) 6,221 shares in the Samuel Landy Limited Partnership, (d) 12,544 shares held in Mr. Landy's 401(k) Plan, and (e) 150,000 shares issuable upon exercise of stock options.

(6) Includes (a) 5,866 shares owned by Mr. Landy's wife, (b) and 25,561 shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote.

(7) Includes 135,582 shares held by Mitchell Partners in which Mr. Mitchell has a beneficial interest.

(8) Includes 50,563 shares owned by Mr. Molke's wife.

(9) Includes 56,878 shares held by Rothenberg Investments, Ltd. in which Dr. Rothenberg has a beneficial interest.

(10) Includes 48,492 shares held by Sampco Ltd. in which Mr. Sampson has a beneficial interest.

Item 13 – Certain Relationships and Related Party Transactions

Certain relationships and related party transactions are incorporated herein by reference to Part IV, Item 15(a)(1)(vi), Note 8 of the Notes to Consolidated Financial Statements – Related Party Transactions.

Item 14 – Principal Accounting Fees and Services

KPMG LLP (KPMG) served as the Company's independent registered public accountants for the years ended December 31, 2004 and 2003 and the first quarter of fiscal 2005. The following are the fees billed by KPMG in connection with services rendered:

	2005	2004
Audit Fees	$14,500	$155,000
Audit Related Fees	-0-	6,500
Tax Fees	-0-	50,750
All Other Fees	-0-	-0-
Total Fees	$14,500	$212,250

Reznick Group (Reznick) served as the Company's independent registered public accountants for the year ended December 31, 2005. The following are fees billed by and accrued to Reznick in connection with services rendered:

	2005	2004
Audit Fees	$108,200	$ -0-
Audit Related Fees	-0-	-0-
Tax Fees	41,800	-0-
All Other Fees	-0-	-0-
Total Fees	$150,000	$ -0-

Audit fees include professional services rendered for the audit of the Company's annual financial statements and reviews of financial statements included in the Company's quarterly reports on Form 10-Q. Audit fees also include services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent registered public accounting firm. The policy requires that all services provided by our principal independent registered public accounting firm to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining KPMG and Reznick's independence.

PART IV

Item 15 – Exhibits, Financial Statement Schedules

(a) (1) The following Financial Statements are filed as part of this report.

		Page(s)
(i) (a)	Report of Independent Registered Public Accounting Firm	45
(i) (b)	Report of Independent Registered Public Accounting Firm	46
(ii)	Consolidated Balance Sheets as of December 31, 2005 and 2004	47
(iii)	Consolidated Statements of Income for the years ended December 31, 2005, 2004, and 2003	48
(iv)	Consolidated Statements of Shareholders' Equity for the years ended December 31, 2005, 2004 and 2003	49-50
(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	51
(vi)	Notes to Consolidated Financial Statements	52-76
(a) (2)	The following Financial Statement Schedule for the years ended December 31, 2005, 2004 and 2003 is filed as part of this report	
(i)	Schedule III – Real Estate and Accumulated Depreciation	77-80

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the consolidated financial statements or notes thereto.

(a) (3) The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.	Description
(2)	Agreement and Plan of Merger dated as of June 23, 2003. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003).
(3)	Articles of Incorporation and By-Laws:
	(3.1) Articles of Incorporation of United Mobile Homes, Inc., a Maryland corporation (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003).
	(3.2) Bylaws of United Mobile Homes, Inc. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003).
(10)	Material Contracts:
	(10.1) 2003 Stock Option Plan (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003).
	(10.2) 401(k) Plan Document and Adoption Agreement effective April 1, 1992 (incorporated by reference from the Company's 1992 Form 10-K as filed with the Securities and Exchange Commission on March 9, 1993).
	(10.3) Employment contract with Mr. Eugene W. Landy dated December 14, 1993 (incorporated by reference from the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).
	(10.4) Amendment to employment contract with Mr. Eugene W. Landy effective January 1, 2004 (incorporated by reference from the Company's 2004 Form 10-K/A as filed with the Securities and Exchange Commission on March 30, 2005).
	(10.5) Employment contract with Mr. Ernest V. Bencivenga dated November 9, 1993 (incorporated by reference from the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).
	(10.6) Employment contract with Mr. Samuel A. Landy effective January 1, 2005.
	(10.7) Employment contract with Ms. Anna T. Chew effective January 1, 2003 (incorporated by reference from the Company's 2003 Form 10-K as filed with the Securities and Exchange Commission on March 11, 2004).

Exhibit No.	Description
(14)	Code of Business Conduct and Ethics (incorporated by reference from the Company's 2003 Form 10-K as filed with the Securities and Exchange Commission on March 11, 2004).
(21)	Subsidiaries of the Registrant: The Company operates through nine wholly-owned multiple Subsidiaries carrying on the same line of business. The parent company of these subsidiaries is the Registrant. The line of business is the operation of manufactured home communities.
(23.1)	Consent of KPMG LLP.
(23.2)	Consent of Reznick Group.
(31.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)	Audit Committee Charter

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
United Mobile Homes, Inc.:

We have audited the accompanying consolidated balance sheet of United Mobile Homes, Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the year ended December 31, 2005. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Mobile Homes, Inc. and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Mobile Homes, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2006 expressed an unqualified opinion on management's assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
United Mobile Homes, Inc.:

We have audited the consolidated balance sheet of United Mobile Homes, Inc. and subsidiaries as of December 31, 2004 and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Mobile Homes, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Short Hills, New Jersey
March 30, 2005

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

- ASSETS -	2005	2004
INVESTMENT PROPERTY AND EQUIPMENT		
Land	$ 12,054,525	$ 8,412,970
Site and Land Improvements	69,419,378	62,948,578
Buildings and Improvements	3,448,754	3,155,347
Rental Homes and Accessories	11,318,380	10,308,654
Total Investment Property	96,241,037	84,825,549
Equipment and Vehicles	6,331,747	5,774,826
Total Investment Property and Equipment	102,572,784	90,600,375
Accumulated Depreciation	(43,501,401)	(40,562,454)
Net Investment Property and Equipment	59,071,383	50,037,921
OTHER ASSETS		
Cash and Cash Equivalents	4,555,356	8,774,812
Securities Available for Sale	26,610,338	23,821,078
Inventory of Manufactured Homes	8,153,616	5,190,465
Notes and Other Receivables, net	13,136,356	9,106,302
Unamortized Financing Costs	550,036	758,102
Prepaid Expenses	607,615	667,290
Land Development Costs	2,097,835	4,809,018
Total Other Assets	55,711,152	53,127,067
TOTAL ASSETS	$114,782,535	$103,164,988
- LIABILITIES AND SHAREHOLDERS' EQUITY -		
LIABILITIES:		
MORTGAGES PAYABLE	$ 48,706,241	$ 50,501,243
OTHER LIABILITIES		
Accounts Payable	1,231,144	584,676
Loans Payable	7,618,478	775,803
Accrued Liabilities and Deposits	1,894,962	1,973,277
Tenant Security Deposits	492,386	525,246
Total Other Liabilities	11,236,970	3,859,002
Total Liabilities	59,943,211	54,360,245
SHAREHOLDERS' EQUITY:		
Common Stock - $.10 par value per share, 20,000,000 shares authorized; 9,806,939 and 9,261,080 shares issued and 9,806,939 and 9,048,423 shares outstanding as of December 31, 2005 and 2004, respectively	980,694	926,108
Excess Stock - $.10 par value per share, 3,000,000 shares authorized; no shares issued or outstanding	-0-	-0-
Additional Paid-In Capital	53,609,854	45,962,116
Accumulated Other Comprehensive Income	916,569	3,142,945
Undistributed Income	(667,793)	784,073
Treasury Stock at Cost (212,657 shares at December 31, 2004)	-0-	(2,010,499)
Total Shareholders' Equity	54,839,324	48,804,743
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$114,782,535	$ 103,164,988

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
REVENUES:			
Rental and Related Income	$ 22,280,917	$ 21,646,325	$ 20,954,274
Sales of Manufactured Homes	12,436,980	7,286,610	6,758,168
Interest and Dividend Income	3,224,679	2,842,523	3,260,261
Gain on Securities Transactions, net	1,232,834	2,465,487	2,698,724
Other Income	164,163	116,937	119,076
Total Revenues	39,339,573	34,357,882	33,790,503
EXPENSES:			
Community Operating Expenses	11,773,859	10,984,908	10,305,372
Cost of Sales of Manufactured Homes	9,963,689	5,693,028	5,360,554
Selling Expenses	1,894,274	1,149,862	1,255,773
General and Administrative	2,943,797	2,513,692	2,589,275
Interest Expense	2,200,765	2,529,752	2,800,017
Depreciation Expense	3,353,896	3,174,673	2,909,069
Amortization of Financing Costs	262,440	130,856	108,800
Total Expenses	32,392,720	26,176,771	25,328,860
Income Before Gain on Sales of Investment Property and Equipment	6,946,853	8,181,111	8,461,643
Gain on Sales of Investment Property and Equipment	43,489	20,638	55,888
Net Income	$ 6,990,342	$ 8,201,749	$ 8,517,531
Net Income Per Share -			
Basic	$ .74	$ .95	$ 1.08
Diluted	$ .74	$ .95	$ 1.07
Weighted Average Shares Outstanding:			
Basic	9,473,155	8,598,686	7,858,888
Diluted	9,504,449	8,676,485	7,942,459

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Common Stock Issued		Additional Paid-In	Accumulated Other Comprehensive
	Number	Amount	Capital	Income
Balance December 31, 2002	8,063,750	$806,375	$28,496,483	$3,988,429
Common Stock Issued with the DRIP*	378,380	37,838	5,691,245	-0-
Common Stock Issued through the Exercise of Stock Options	115,000	11,500	1,174,400	-0-
Distributions	-0-	-0-	-0-	-0-
Payments on Notes Receivable from Officers	-0-	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	27,653	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	1,319,766
Balance December 31, 2003	8,557,130	855,713	35,389,781	5,308,195
Common Stock Issued with the DRIP*	682,950	68,295	10,276,208	-0-
Common Stock Issued through the Exercise of Stock Options	21,000	2,100	183,625	-0-
Distributions	-0-	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	112,502	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,165,250)
Balance December 31, 2004	9,261,080	926,108	45,962,116	3,142,945
Common Stock Issued with the DRIP*	407,859	40,786	7,136,986	-0-
Common Stock Issued through the Exercise of Stock Options	138,000	13,800	1,253,113	-0-
Distributions	-0-	-0-	(844,941)	-0-
Stock Compensation Expense	-0-	-0-	102,580	-0-
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,226,376)
Balance December 31, 2005	9,806,939	$980,694	$53,609,854	$916,569

**Dividend Reinvestment and Stock Purchase Plan*

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	Undistributed Income (Accumulated Deficit)	Treasury Stock	Notes Receivable From Officers	Comprehensive Income
Balance December 31, 2002	$(667,793)	$(3,709,922)	$(92,000)	
Common Stock Issued with the DRIP*	-0-	-0-	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	-0-	
Distributions	(7,118,101)	-0-	-0-	
Payments on Notes Receivable from Officers	-0-	-0-	92,000	
Stock Compensation Expense	-0-	-0-	-0-	
Net Income	8,517,531	-0-	-0-	$8,517,531
Unrealized Net Holding Gains on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	1,319,766
Balance December 31, 2003	731,637	(3,709,922)	-0-	$9,837,297
Common Stock Issued with the DRIP*	-0-	1,699,423	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	-0-	
Distributions	(8,149,313)	-0-	-0-	
Stock Compensation Expense	-0-	-0-	-0-	
Net Income	8,201,749	-0-	-0-	$8,201,749
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,165,250)
Balance December 31, 2004	784,073	(2,010,499)	-0-	$6,036,499
Common Stock Issued with the DRIP*	-0-	2,010,499	-0-	
Common Stock Issued through the Exercise of Stock Options	-0-	-0-	-0-	
Distributions	(8,442,208)	-0-	-0-	
Stock Compensation Expense	-0-	-0-	-0-	
Net Income	6,990,342	-0-	-0-	$6,990,342
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	(2,226,376)
Balance December 31, 2005	$(667,793)	$ -0-	$ -0-	$4,763,966

**Dividend Reinvestment and Stock Purchase Plan.*

See Accompanying Notes to Consolidated Financial Statements

UNITED MOBILE HOMES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 6,990,342	$ 8,201,749	$ 8,517,531
Depreciation	3,353,896	3,174,673	2,909,069
Amortization of Financing Costs	262,440	130,856	108,800
Stock Compensation Expense	102,580	112,502	27,653
Increase in Provision for Uncollectible Notes and Other Receivables	302,274	245,102	226,675
Gain on Securities Transactions, net	(1,232,834)	(2,465,487)	(2,698,724)
Gain on Sales of Investment Property & Equipment	(43,489)	(20,638)	(55,888)
Changes in Operating Assets and Liabilities -			
Inventory of Manufactured Homes	(2,963,151)	(1,554,511)	(860,495)
Notes and Other Receivables	(4,332,328)	(2,012,824)	(2,764,286)
Prepaid Expenses	59,675	(107,696)	(137,271)
Accounts Payable	646,468	(70,972)	(301,015)
Accrued Liabilities and Deposits	(78,315)	(539,620)	(543,584)
Tenant Security Deposits	(32,860)	22,620	(8,315)
Net Cash Provided by Operating Activities	3,034,698	5,115,754	4,420,150
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Community	-0-	(3,535,400)	(918,000)
Purchase of Land	(3,661,555)	-0-	-0-
Purchase of Investment Property and Equipment	(3,530,015)	(4,112,104)	(3,155,336)
Proceeds from Sales of Investment Property and Equipment	444,011	431,843	394,254
Additions to Land Development Costs	(2,885,127)	(2,757,712)	(1,701,555)
Purchase of Securities Available for Sale	(11,309,592)	(6,039,340)	(8,528,110)
Proceeds from Sales of Securities Available for Sale	7,526,790	13,614,710	14,235,357
Net Cash (Used) Provided by Investing Activities	(13,415,488)	(2,398,003)	326,610
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages and Loans	-0-	17,000,000	3,500,000
Net (Payments on) Proceeds from Short-Term Borrowings	6,842,675	(7,065,159)	(4,518,003)
Principal Payments of Mortgages and Loans	(1,795,002)	(10,721,432)	(2,599,209)
Financing Costs on Debt	(54,374)	(481,557)	(112,538)
Proceeds from Issuance of Common Stock	7,257,099	10,153,259	3,984,987
Proceeds from Exercise of Stock Options	1,266,913	185,725	1,185,900
Collection on Notes Receivable from Officers		-0-	92,000
Dividends Paid	(7,355,977)	(6,258,646)	(5,374,005)
Net Cash Provided (Used) by Financing Activities	6,161,334	2,812,190	(3,840,868)
NET (DECREASE) INCREASE IN CASH	(4,219,456)	5,529,941	905,892
CASH & CASH EQUIVALENTS – BEGINNING	8,774,812	3,244,871	2,338,979
CASH & CASH EQUIVALENTS – ENDING	$ 4,555,356	$ 8,774,812	$ 3,244,871

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION, ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST

United Mobile Homes, Inc. (the Company) owns and operates twenty-seven manufactured home communities containing approximately 6,400 sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

The Company has elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

The Company owns and operates twenty-seven manufactured home communities containing approximately 6,400 sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Allentown	Memphis, Tennessee
Brookview Village	Greenfield Center, New York
Cedarcrest	Vineland, New Jersey
Cranberry Village	Cranberry Township, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
D& R Village	Clifton Park, New York
Fairview Manor	Millville, New Jersey
Forest Park Village	Cranberry Township, Pennsylvania
Heather Highlands	Inkerman, Pennsylvania
Highland Estates	Kutztown, Pennsylvania
Kinnebrook	Monticello, New York
Lake Sherman Village	Navarre, Ohio
Laurel Woods	Cresson, Pennsylvania
Memphis Mobile City	Memphis, Tennessee
Oxford Village	West Grove, Pennsylvania
Pine Ridge Village/Pine Manor	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
River Valley Estates	Marion, Ohio
Sandy Valley Estates	Magnolia, Ohio
Southwind Village	Jackson, New Jersey
Somerset Estates/Whispering Pines	Somerset, Pennsylvania
Spreading Oaks Village	Athens, Ohio
Waterfalls Village	Hamburg, New York
Woodlawn Manor	West Monroe, New York
Woodlawn Village	Eatontown, New Jersey
Wood Valley	Caledonia, Ohio

Effective April 1, 2001, the Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc., (S&F), began to conduct manufactured home sales and the financing of these sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities.

Basis of Presentation

The Company's subsidiaries are all 100% wholly-owned. The consolidated financial statements of the Company include all of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other Company, either consolidated or unconsolidated.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. Actual results could differ significantly from these estimates and assumptions.

Investment Property and Equipment And Depreciation

Property and equipment are carried at cost. Depreciation for Sites and Building (15 to 27.5 years) is computed principally on the straight-line method over the estimated useful lives of the assets. Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles (3 to 27.5 years) is computed principally on the straight-line method. Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites or Site Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to income as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's results of operations. If there is an event or change in circumstances that indicates that the basis of an investment property may not be recoverable, management assesses the possible impairment of value through evaluation of the estimated future cash flows of the property, on an undiscounted basis, as compared to the property's current carrying value. If a property is determined to be impaired, it will be recorded at fair value.

Unamortized Financing Costs

Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized over the term of the related obligations. Unamortized costs are charged to expense upon prepayment of the obligation.

Cash and Cash Equivalents

Cash and cash equivalents include bank repurchase agreements with maturities of 90 days or less.

Securities Available for Sale

The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market or through dividend reinvestment plans. These securities are classified among three categories: Held-to-maturity, trading and available-for-sale. As of December 31, 2005 and 2004, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized. A decline in the market value of any security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. Any impairment is charged to earnings and a new cost basis for the security established.

Derivative Instruments and Hedging Activities

The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company has entered into five interest rate swap agreements.

The interest rate swap agreements have the effect of fixing interest rates relative to specific mortgage loans as follows:

Mortgage	**Due Date**	**Mortgage Interest Rate**	**Effective Fixed Rate**	**Balance 12/31/2005**
Cranberry Village	8/1/2008	LIBOR + 1.65%	5.17%	$2,059,237
Fairview Manor	7/27/2007	LIBOR + 1.55%	6.39%	3,637,653
Forest Park Village	8/1/2008	LIBOR + 1.65%	5.17%	3,294,779
Laurel Woods	10/10/2006	LIBOR + 1.55%	6.38%	1,551,271
Various	11/19/2009	LIBOR + 1.75%	5.82%	14,395,972
				$24,938,912

Each of the Company's interest rate swaps is based upon 30-day LIBOR. The scheduled maturity dates, payment dates and the notional amounts of the interest rate swap agreements coincide with those of the underlying mortgages.

These interest rate swaps do not qualify for hedge accounting under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and, therefore, resulted in all fair value adjustments to the carrying value of the derivatives being recorded as a component of current period earnings. The Company has recorded as a deduction from interest expense, non-cash fair value adjustments of $773,894, $221,563 and $390,473 for the years ended December 31, 2005, 2004 and 2003, respectively, based upon the change in fair value of the Company's interest rate swaps. The recorded asset (liability) at December 31, 2005 and 2004 amounted to $471,085 and ($302,809), respectively. These non-cash valuation adjustments will only be settled for cash if the Company terminates the swaps prior to maturity.

The Company also invests in futures contracts of ten-year treasury notes to reduce exposure of the debt securities portfolio to market rate fluctuations. These futures contracts do not qualify for hedge accounting under SFAS No. 133. The contracts are marked-to-market and the unrealized gain or loss is recorded in the income statement in gain on securities transactions, net with corresponding amounts recorded in other assets or other liabilities on the balance sheet. Gain or loss on settled futures contracts are also recorded as a component of gain on securities transactions, net.

Inventory of Manufactured Homes

Inventory of manufactured homes is valued at the lower of cost or market value and is determined by the specific identification method. All inventory is considered finished goods.

Notes and Other Receivables

The Company's notes receivable primarily consists of installment loans collateralized by manufactured homes with principal and interest payable monthly. Interest rates on these loans range from 4% to 13.5%. Maturity is approximately 15 years. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan and lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. At December 31, 2005 and 2004, the reserves for uncollectible notes receivables were $923,315 and $650,241 respectively. For the years ended December 31, 2005, 2004 and 2003, the provisions for uncollectible notes receivables were $333,350, $218,279 and $274,618, respectively. Charge-offs for the years ended December 31, 2005, 2004 and 2003 amounted to $60,276, $53,938 and $21,218, respectively.

Revenue Recognition

The Company derives its income primarily from the rental of manufactured home sites. The Company also owns approximately 500 rental units which are rented to residents. Rental and related income is recognized on the accrual basis.

Sale of manufactured homes is recognized on the full accrual basis when certain criteria are met. These criteria include the following: (a) initial and continuing payment by the buyer must be adequate: (b) the receivable, if any, is not subject to future subordination; (c) the benefits and risks of ownership are substantially transferred to the buyer; and (d) the Company does not have a substantial continued involvement with the home after the sale. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. Interest income on loans receivable is not accrued when, in the opinion of management, the collection of such interest appears doubtful.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (9,473,155, 8,598,686 and 7,858,888 in 2005, 2004 and 2003, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (9,504,449, 8,676,485 and 7,942,459 in 2005, 2004 and 2003, respectively) (See Note 6). Options in the amount of 31,294, 77,799 and 83,571 for 2005, 2004, and 2003, respectively, are included in the diluted weighted average shares outstanding.

Stock Option Plans

Prior to January 1, 2003 the Company's stock option plans were accounted for under the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". As such, compensation expense was recorded on the date of grant only if the current market price on the underlying stock exceeded the exercise price. Included in Note 6 to these Consolidated Financial Statements are the assumptions and methodology for the pro forma disclosures required by SFAS No. 123, detailed below which assumes the fair value based method of accounting had been adopted for all periods presented.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on January 1, 2003. Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148, "Accounting for Stock Based Compensation, Transition and Disclosure", compensation costs of $102,580, $112,502 and $27,653 have been recognized in 2005, 2004 and 2003, respectively as follows:

	2005	2004	2003
Net income prior to compensation expense	$7,092,922	$8,314,251	$8,545,184
Stock based compensation expense	102,580	112,502	27,653
Net income as reported	6,990,342	8,201,749	8,517,531
Compensation expenses if the fair value method had been applied to grants in 2002	-0-	-0-	8,815
Net Income Pro forma	$6,990,342	$8,201,749	$8,508,716
Net Income Per Share – As Reported			
Basic	$ .74	$ .95	$ 1.08
Diluted	.74	.95	1.07
Net Income Per Share – Pro Forma			
Basic	$ .74	$ .95	$ 1.08
Diluted	.74	.95	1.07

Treasury Stock

Treasury stock is accounted for under the cost method.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in equity, such as changes in unrealized gains or losses on securities available for sale. Comprehensive income is presented in the consolidated statements of shareholders' equity.

Reclassification

Certain amounts in the financial statements for the prior years have been reclassified to conform to the statement presentation for the current year.

New Accounting Pronouncements

On April 14, 2005 the Securities and Exchange Commission amended the compliance dates for the Financial Accounting Standard Board's (FASB) SFAS No. 123 (revision 2004), "Share-Based Payment" (SFAS No. 123R). The Commission's new rule allows companies to implement SFAS No. 123R at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005, or December 15, 2005 for small business issuers. The Commission's new rule does not change the accounting required by SFAS No. 123R; it changes only the dates for compliance with the standard.

In May of 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction". This standard is a replacement of APB Opinion No. 20 and SFAS No. 3. Under the new standard, any voluntary changes in accounting principles should be adopted via a retrospective application of the accounting principle in the financial statements presented in addition to obtaining an opinion from the auditors that the new principle is preferred. In addition, adoption of a change in accounting principle required by the issuance of a new accounting standard would also require retroactive restatement, unless the new standard includes explicit transition guidelines. This new standard is effective for fiscal years beginning after December 14, 2005.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When Limited Partners Have Certain Rights". EITF No. 04-05 replaces counterpart requirements in SOP 78-9, which provides guidance on accounting for investments in real estate ventures and limited partnerships. Under EITF No. 04-05, the general partner's control of a venture would be overcome if the limited partners have either "kick-out rights" (the right to dissolve or liquidate the venture or otherwise remove the general partner "without cause") or "participating rights" (the right to effectively participate in significant decisions made in the ordinary course of the ventures business.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

On June 17, 2005, the Company acquired 185 acres of land in the Town and Village of Coxsackie, New York for a total purchase price, including closing costs, of approximately $1,758,000. This property will be used to develop a new community for the Company.

On November 22, 2005, the Company acquired 67 acres of land in the City of Vineland, New Jersey, for a total purchase price, including closing costs, of approximately $1,904,000. With this purchase, the Company owns 132 acres adjoining its Fairview Manor Manufactured Home Community. The Company hopes to develop a 400-space, 55-and-older manufactured home community on this property.

On March 1, 2004, the Company acquired Bishop's Mobile Home Court and Whispering Pines Community, in Somerset Township, Pennsylvania for a purchase price of approximately $3,500,000. Bishop's Mobile Home Court is an existing family community consisting of 124 sites, located next to Whispering Pines Community, a 55-and-older community consisting of 15 existing home sites and an additional 60 acres for expansion. The Company has renamed Bishop's Mobile Home Court as Somerset Estates.

On May 15, 2003, the Company acquired Woodland Manor (formerly Northway Manor), a manufactured home community located in West Monroe, New York. This community consists of 150 manufactured sites, of which 65 are currently occupied. This community was purchased from MSCI 1998-CF1 West Monroe, LLC, an unrelated entity, for a purchase price, including closing costs, of approximately $918,000.

The following is a summary of accumulated depreciation by major classes of assets:

	December 31, 2005	December 31, 2004
Site and Land Improvements	$ 34,179,314	$ 32,084,011
Buildings and Improvements	1,880,364	1,785,306
Rental Homes and Accessories	3,236,608	2,983,572
Equipment and Vehicles	4,205,115	3,709,565
Total Accumulated Depreciation	$ 43,501,401	$ 40,562,454

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist primarily of debt securities and common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

The following is a listing of securities available for sale at December 31, 2005:

	Series	Interest Rate/ Dividend	Number of Shares		Cost		Estimated Market Value
Debt Securities:							
Monmouth Capital Corporation *							
Convertible Subordinated Debentures Matures 10/23/2013		8.000%	1,000,000	$	1,000,000	$	1,000,000
Convertible Subordinated Debentures Matures 3/30/2015		8.000%	5,000,000		5,000,000		5,000,000
Total Debt Securities					6,000,000		6,000,000
Equity Securities:							
Preferred Stock:							
Alexandria Real Estate Equities, Inc.	B	9.100%	4,000		100,000		103,320
American Land Lease, Inc.	A	7.750%	41,800		1,045,580		1,022,010
Apartment Investment & Management Co.	G	9.375%	9,500		216,605		247,475
Apartment Investment & Management Co.	R	10.000%	12,000		308,325		306,240
Apartment Investment & Management Co.	T	8.000%	10,000		250,000		250,000
Ashford Hospitality Trust Inc.	A	8.550%	4,000		100,000		102,400
Brandywine Realty Trust	D	7.375%	4,000		100,000		99,400
BRE Properties, Inc.	C	6.750%	6,000		150,000		148,320
CarrAmerica Realty Corporation	E	7.500%	6,000		150,000		151,500
CBL & Associates Properties, Inc.	C	7.750%	6,000		150,000		151,800
Cousins Properties, Inc.	A	7.750%	1,000		26,350		25,750
Corporate Office Properties Trust	H	7.500%	5,000		125,000		126,250
Developers Diversified Realty Corporation	F	8.600%	4,000		100,000		101,480
Developers Diversified Realty Corporation	H	7.375%	23,000		575,000		572,700
Developers Diversified Realty Corporation	I	7.500%	4,000		100,000		101,400
Duke Realty Corporation	J	6.625%	4,000		100,000		98,520
Duke Realty Corporation	K	6.500%	4,000		100,000		97,040
Eagle Hospitality Properties Trust	A	8.250%	4,000		100,000		97,800
Equity Inns, Inc.	B	8.750%	30,000		750,000		768,600
Equity Residential	C	9.125%	8,000		219,000		203,040
Equity Residential	N	6.480%	3,000		74,462		71,607
Federal Realty Investment Trust	B	8.500%	4,000		99,680		103,080
Felcor Lodging Trust Incorporated	A	7.800%	39,600		850,193		938,520
Felcor Lodging Trust Incorporated	C	8.000%	40,000		967,318		960,800
Glenborough Realty Trust Incorporated	A	7.750%	4,733		93,415		119,272
Health Care Property Investors, Inc.	E	7.250%	10,000		250,000		251,600
Health Care Property Investors, Inc.	F	7.100%	5,000		125,000		125,500
Health Care REIT, Inc.	D	7.875%	8,000		200,000		201,840
Health Care REIT, Inc.	F	7.625%	4,000		100,000		99,400
Highwoods Properties, Inc.	B	8.000%	3,304		80,308		82,930
Host Marriott Corporation	C	10.000%	3,000		79,200		75,750
Host Marriott Corporation	E	8.875%	4,000		100,000		107,000

	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
HRPT Properties Trust	A	9.875%	47,500	1,201,247	1,207,925
HRPT Properties Trust	B	8.750%	17,000	425,130	440,300
iStar Financial Inc.	E	7.875%	18,000	450,005	453,600
LaSalle Hotel Properties	D	7.500%	8,000	200,004	184,400
LaSalle Hotel Properties	A	10.250%	12,000	306,835	312,000
Lexington Corporate Properties Trust	B	8.050%	20,000	500,000	507,200
LTC Properties, Inc.	F	8.000%	6,000	150,000	150,900
Maguire Properties, Inc.	A	7.625%	5,000	125,000	122,500
Mid-America Apartment Communities, Inc.	H	8.300%	24,000	610,800	613,920
The Mills Corporation	G	7.875%	20,000	500,000	500,000
Omega Healthcare Investors, Inc.	D	8.375%	5,000	125,000	126,100
Pennsylvania Real Estate Investment Trust	A	11.000%	19,000	713,337	1,054,500
ProLogis	G	6.750%	3,000	75,000	74,100
PS Business Parks, Inc.	D	9.500%	2,000	50,900	50,740
PS Business Parks, Inc.	F	8.750%	4,000	100,000	101,720
Public Storage, Inc.	W	6.500%	6,000	150,000	140,280
Sizeler Property Investors, Inc.	B	9.750%	1,000	25,000	25,650
SL Green Realty Corporation	C	7.625%	5,000	125,000	125,950
SNH Capital Trust I	Z	10.125%	6,800	174,771	174,964
United Dominion Realty Trust	B	8.600%	1,000	19,120	25,720
Windrose Medical Properties	A	7.500%	40,000	1,000,000	1,010,000
Total Preferred Stock				14,812,585	15,314,813
Common Stock:					
Champion Enterprises, Inc.			80,000	798,280	1,089,600
Equity Lifestyle Properties, Inc.			3,000	99,260	133,500
Fleetwood Enterprises, Inc.			145,000	1,812,975	1,790,750
Getty Realty Corp.			8,000	180,304	210,320
Mission West Properties, Inc.			26,900	271,958	262,006
Monmouth Capital Corporation *			93,528	342,406	505,049
Monmouth Real Estate Corporation *			75,000	581,256	601,500
New Plan Excel Realty			10,000	272,503	231,800
Sun Communities, Inc.			15,000	522,242	471,000
Total Common Stock				4,881,184	5,295,525
Total Equity Securities				19,693,769	20,610,338
Total Securities Available for Sale				$ 25,693,769	$ 26,610,338

* Related entity – See Note 8.

The following is a listing of securities available for sale at December 31, 2004:

	Series	Interest Rate/ Dividend	Number of Shares	Cost	Estimated Market Value
Debt Securities:					
Monmouth Capital Corporation* Convertible Subordinated Debentures Matures 10/23/2013		8%	1,000,000	$ 1,000,000	$ 1,068,355
Sizeler Property Investors, Inc. Convertible Subordinated Debentures Matures 7/15/2009		9%	2,300,000	2,241,198	2,420,750
Total Debt Securities				3,241,198	3,489,105
Equity Securities:					
Preferred Stock:					
Alexandria Real Estate Equities, Inc.	B	9.1%	4,000	100,000	108,000
Apartment Investment & Management Co.	G	9.375%	9,500	216,605	259,730
Apartment Investment & Management Co.	R	10%	12,000	308,325	319,560
Apartment Investment & Management Co.	T	8%	10,000	250,000	254,100
Ashford Hospitality Trust Inc.	A	8.55%	4,000	100,000	103,200
Brandywine Realty Trust	D	7.375%	4,000	100,000	100,600
BRE Properties, Inc.	C	6.75%	6,000	150,000	150,120
CarrAmerica Realty Corporation	E	7.5%	6,000	150,000	159,360
CBL & Associates Properties, Inc.	C	7.75%	6,000	150,000	157,680
Cousins Properties, Inc.	A	7.75%	1,000	26,350	26,150
Corporate Office Properties Trust	H	7.5%	5,000	125,000	127,500
Developers Diversified Realty Corporation	F	8.6%	4,000	100,000	107,320
Developers Diversified Realty Corporation	H	7.375%	23,000	575,000	595,930
Developers Diversified Realty Corporation	I	7.5%	4,000	100,000	103,600
Duke Realty Corporation	J	6.625%	4,000	100,000	104,800
Duke Realty Corporation	K	6.5%	4,000	100,000	101,200
Equity Inns, Inc.	B	8.75%	30,000	750,000	786,000
Equity Residential	C	9.125%	8,000	219,000	215,120
Equity Residential	N	6.48%	3,000	74,462	76,407
Federal Realty Investment Trust	B	8.5%	4,000	99,680	108,520
Felcor Lodging Trust Incorporated	A	$1.95	39,600	850,193	1,004,256
Felcor Lodging Trust Incorporated	B	9%	43,200	952,376	1,099,873
Glenborough Realty Trust Incorporated	A	7.75%	8,676	163,446	220,370
Health Care Property Investors, Inc.	E	7.25%	10,000	250,000	261,000
Health Care Property Investors, Inc.	F	7.1%	5,000	125,000	126,550
Health Care REIT, Inc.	D	7.875%	8,000	200,000	207,920
Health Care REIT, Inc.	F	7.625%	4,000	100,000	101,000
Highwoods Properties, Inc.	B	8%	4,000	96,480	101,240
Highwoods Properties, Inc.	D	8%	1,000	22,320	25,170
Host Marriott Corporation	C	10%	3,000	79,200	79,110

	Series	Interest Rate	Number of Shares	Cost	Estimated Market Value
Host Marriott Corporation	E	8.875%	4,000	100,000	110,280
HRPT Properties Trust	A	9.875%	47,500	1,201,247	1,284,875
HRPT Properties Trust	B	8.75%	17,000	425,130	469,540
iStar Financial Inc.	E	7.875%	18,000	450,005	469,800
Kramont Realty Trust	B-1	9.75%	4,100	83,992	135,218
Kramont Realty Trust	E	8.25%	8,000	200,000	201,200
LaSalle Hotel Properties	A	10.25%	12,000	306,835	328,800
Lexington Corporate Properties Trust	B	8.05%	20,000	500,000	526,200
LTC Properties, Inc.	F	8%	6,000	150,000	158,100
Maguire Properties, Inc.	A	7.625%	5,000	125,000	128,000
Mid-America Apartment Communities, Inc.	H	8.3%	24,000	610,800	624,000
Omega Healthcare Investors, Inc.	D	8.375%	5,000	125,000	132,000
Pennsylvania Real Estate Investment Trust	A	11%	19,000	713,337	1,149,500
ProLogis	G	6.75%	3,000	75,000	75,690
PS Business Parks, Inc.	D	9.5%	2,000	50,900	53,640
PS Business Parks, Inc.	F	8.75%	4,000	100,000	107,000
Public Storage, Inc.	W	6.5%	6,000	150,000	151,020
Sizeler Property Investors, Inc.	B	9.75%	1,000	25,000	26,750
SL Green Realty Corporation	C	7.625%	5,000	125,000	128,000
SNH Capital Trust I		10.125%	6,800	174,771	181,220
United Dominion Realty Trust	B	8.6%	1,000	19,120	26,950
Total Preferred Stock				12,344,574	13,659,169
Common Stock:					
Equity Lifestyle Properties, Inc.			3,000	99,260	107,250
Fleetwood Enterprises, Inc.			200,000	2,129,472	2,692,000
Getty Realty Corp.			8,000	180,304	229,840
Mission West Properties, Inc.			10,000	106,500	106,400
Monmouth Capital Corporation *			85,692	299,570	549,285
New Plan Excel Realty Trust			25,000	474,997	677,000
Pennsylvania Real Estate Investment Trust			2,871	71,131	122,879
Sizeler Property Investors, Inc.			155,000	1,399,397	1,825,900
Sun Communities, Inc.			9,000	331,730	362,250
Total Common Stock				5,092,361	6,672,804
Total Equity Securities				17,436,935	20,331,973
Total Securities Available for Sale				$ 20,678,133	$ 23,821,078

* Related entity – See Note 8.

The Company had securities that were temporarily impaired at December 31, 2005. The individual unrealized losses were 15% or less of original cost. The following is a summary of temporarily impaired securities at December 31, 2005:

	Less Than 12 Months		12 Months or Longer	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Preferred Stock	4,247,357	79,782	203,040	15,960
Common Stock	2,755,556	124,121	-0-	-0-
Total	7,002,913	203,903	203,040	15,960

During the years ended December 31, 2005, 2004 and 2003, the Company received proceeds of $7,526,790, $13,614,710 and $14,235,357, on sales or redemptions of securities available for sale, respectively. The Company recorded the following Gain on Securities Transactions, net:

	2005	2004	2003
Gross realized gains	$ 1,187,658	$ 2,709,010	$2,757,737
Gross realized losses	-0-	(8,601)	(59,013)
Net gain (loss) on closed futures contracts	95,801	(243,360)	-0-
Unrealized (loss) gain on open futures contracts	(50,625)	8,438	-0-
Total Gain on Securities Transactions, net	$ 1,232,834	$ 2,465,487	$ 2,698,724

The Company invests in futures contracts of ten-year treasury notes with the objective of reducing the exposure of the debt securities portfolio to market rate fluctuations. At December 31, 2005 and 2004, the notional amount of these contracts was $9,000,000. Changes in the market value of these derivatives have been recorded in gain on securities available for sale transactions, net with corresponding amounts recorded in other liabilities on the balance sheet. The fair value of the derivatives at December 31, 2005 and 2004 was a (loss) gain of $(50,625) and $8,438, respectively and is included in gain on securities transactions, net.

During 2005 and 2004, the Company recorded a gain (loss) of $95,801 and ($243,360) on settled futures contracts, which is included in gain on securities transactions, net.

Dividend income for the years ended December 31, 2005, 2004 and 2003 amounted to $1,333,985, $1,610,436 and $2,342,095, respectively. Interest income for the years ended December 31, 2005, 2004 and 2003 amounted to $1,890,694, $1,232,087 and $918,166, respectively.

The Company had margin loan balances of $4,934,325 and $-0- at December 31, 2005 and 2004, respectively, which were collateralized by the Company's securities portfolio.

NOTE 5 – LOANS AND MORTGAGES PAYABLE

Loans Payable

The Company purchases securities on margin. The interest rates charged on the margin loans at December 31, 2005 and 2004 was 6% and 4%, respectively. These loans are due on demand. At December 31, 2005 and 2004, the margin loans amounted to $4,934,325 and $-0-, respectively, and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

The Company has a $5,000,000 revolving credit agreement with GE Commercial Distribution Finance Corporation (GE) (formerly Transamerica Commercial Finance Corporation) to finance inventory purchases. The interest rates range from prime (with a minimum of 6%) for each advance to prime plus 2% after one year. This agreement originally terminated April 25, 2003, but automatically renews on an annual basis. Advances under this line of credit are secured by the manufactured homes for which the advances were made. As of December 31, 2005 and 2004, the amount outstanding with GE was $2,674,998 and $761,800, respectively.

The Company also has miscellaneous loans payable for equipment and vehicles totaling $9,155 and $14,003 at December 31, 2005 and 2004, respectively.

Unsecured Lines of Credit

The Company has a $2,000,000 unsecured line of credit with Bank of America (formerly Fleet Bank), none of which was utilized at December 31, 2005. The interest rate on this line of credit is prime. This line of credit expires on August 15, 2006.

In June 2004, the Company received a line of credit from PNC Bank. The amount of the facility was $15,000,000 and matures on April 15, 2007. The interest rate charged on the new line is the Bank's prime rate. The interest rate as of December 31, 2005 was 7%. This line was not utilized at December 31, 2005.

Mortgages Payable

The following is a summary of mortgages payable:

Property	At December 31, 2005 Due Date	Interest Rate	Balance at December 31, 2005	2004
Allentown	12/01/11	6.36%	$5,359,843	$5,472,199
Cranberry Village	08/01/08	LIBOR + 1.65%	2,059,237	2,160,680
D & R Village	05/01/08	4.625%	2,732,205	2,892,452
Fairview Manor	07/27/07	LIBOR + 1.55%	3,637,653	3,752,822
Forest Park Village	08/01/08	LIBOR + 1.65%	3,294,779	3,457,088
Heather Highlands	08/28/18	Prime + 1/2%	3,126,808	3,265,441
Laurel Woods	10/10/06	LIBOR + 1.55%	1,551,271	1,603,622
Port Royal Village	04/01/12	7.36%	5,177,097	5,232,375
Sandy Valley	03/01/09	4.75%	3,185,646	3,353,203
Somerset Estates/Whispering Pines	02/26/19	5.25%	1,830,756	1,924,285
Waterfalls Village	01/01/08	4.625%	2,354,974	2,497,290
Various (4 properties)	11/19/09	LIBOR + 1.75%	14,395,972	14,889,786
Total Mortgages Payable			$48,706,241	$50,501,243

At December 31, 2005 and 2004, mortgages are collateralized by real property with a carrying value of $56,975,546 and $52,317,883, respectively, before accumulated depreciation and amortization. Interest costs amounting to $167,400, $210,000 and $145,800 were capitalized during 2005, 2004 and 2003, respectively, in connection with the Company's expansion program.

Recent Financing

On February 26, 2004, the Company obtained a $2,000,000 mortgage loan with Somerset Trust Company, located in Somerset, PA, for the acquisition of Somerset Estates/Whispering Pines. This mortgage payable is due on February 26, 2019 with interest at a fixed rate of 5.25% until February 26, 2007. Thereafter, the interest rate is recalculated and adjusted every three years based on the three-year US Treasury rate plus 3.25%.

Effective March 1, 2004, the Company extended the Sandy Valley mortgage for an additional five years. The interest rate was reset to a fixed rate of 4.75%.

On November 19, 2004, the Company refinanced and increased its mortgage loan with Bank of America. This new $15,000,000 mortgage loan is secured by four properties, Cedarcrest, Oxford Village, Southwind Village and Woodlawn Village, and is due on November 19, 2009 with interest at LIBOR plus 1.75%. The Company simultaneously entered into an interest rate swap agreement with Bank of America whereby Bank of America will pay the Company LIBOR and the Company will pay Bank of America 4.07% of the amount outstanding on the mortgage, effectively fixing the interest rate on this mortgage at 5.82%. In accordance with SFAS No. 133, this interest rate swap was reflected at fair value at December 31, 2005 and 2004.

The aggregate principal payments of all mortgages payable are scheduled as follows:

2006	$3,338,601
2007	5,265,169
2008	10,400,436
2009	15,888,310
2010	495,582
Thereafter	13,318,143
Total	$48,706,241

NOTE 6 – EMPLOYEE STOCK OPTIONS

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan. This Plan replaced the Company's 1994 Stock Option Plan which, pursuant to its terms, terminated December 31, 2003. The outstanding options under this plan remain outstanding until exercised, forfeited or expired.

The Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation" on January 1, 2003. During the year ended December 31, 2005, eleven employees were granted options to purchase a total of 90,000 shares. The fair value of those options was approximately $120,000 based on assumptions noted below and is being amortized over the 1-year vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the following years:

	2005	2004	2003
Dividend yield	6.35%	6.06%	6.14%
Expected volatility	19.04%	19%	19%
Risk-free interest rate	4.01%	3.89%	3.91%
Expected lives	8	8	8

A summary of the status of the Company's stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years then ended are as follows:

	2005		2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	349,000	$12.04	306,000	$11.17	388,000	$10.28
Granted	90,000	15.48	66,000	15.16	64,000	15.75
Exercised	(138,000)	9.18	(21,000)	8.84	(115,000)	10.31
Expired	(5,000)	13.05	(2,000)	15.00	31,000)	12.66
Outstanding at end of year	296,000	14.40	349,000	12.04	306,000	11.17
Options exercisable at end of year	206,000		283,000		242,000	
Weighted-average fair value of options granted during the year		1.33		1.27		1.30

The following is a summary of stock options outstanding as of December 31, 2005:

Date of Grant	Number of Employees	Number of Shares		Option Price	Expiration Date
01/02/01	1	25,000		10.3125	01/02/06
10/04/01	4	14,000		10.60	10/04/09
01/04/02	1	25,000		12.95	01/04/10
06/20/02	9	24,000		12.60	06/20/10
08/18/03	1	25,000		16.92	08/18/11
08/25/03	8	32,000		15.00	08/25/11
01/16/04	1	25,000		18.62	01/16/12
07/06/04	8	36,000		13.05	07/06/12
02/01/05	1	43,600	*	15.62	02/01/13
02/01/05	1	6,400	*	17.19	02/01/13
07/18/05	10	40,000	*	15.05	07/18/13
		296,000			

* Unexercisable

During the year ended December 31, 2005, seven employees exercised their stock options and purchased 138,000 shares for a total of $1,266,913. Additionally, a stock option for 5,000 shares expired without being exercised.

As of December 31, 2005, there were 1,287,000 shares available for grant under the 2003 Plan.

NOTE 7 – 401(k) PLAN

All full-time employees who are over 21 years old and have completed one year of service (as defined) are eligible for the Company's 401(k) Plan (Plan). Under this Plan, an employee may elect to defer his/her compensation (up to a maximum of $14,000, annually adjusted) and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2005, 2004 and 2003, the Company made matching contributions to the Plan of up to 50% of the first 6% of employee salary. The total expense relating to the Plan, including matching contributions, amounted to $54,215, $50,501 and $37,961 in 2005, 2004 and 2003, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

The Company operates as part of a group of three public companies (all REITs) which includes the Company, Monmouth Real Estate Investment Corporation (MREIC) and Monmouth Capital Corporation (MCC), (collectively the affiliated companies). Some general and administrative expenses are allocated among the affiliated companies based on use or services provided. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each affiliated company.

There are two Directors of the Company who are also Directors and shareholders of MREIC and there are four Directors of the Company who are also Directors and shareholders of MCC.

Transactions with Monmouth Real Estate Investment Corporation

The Company has purchased shares of MREIC common stock primarily through MREIC's Dividend Reinvestment and Stock Purchase Plan (See Note 4). During 2004 and 2003, the Company sold in the open market 745,250 and 50,000 shares, respectively of MREIC and recorded a gain on sale of $1,499,332 and $131,727, respectively.

Transactions with Monmouth Capital Corporation and Subsidiary

The Company has purchased shares of MCC common stock primarily through MCC's Dividend Reinvestment and Stock Purchase Plan (See Note 4).

During 2003, the Company invested $1,000,000 in the convertible debenture private placement offering of MCC (the MCC 2003 Debenture). The MCC 2003 Debenture pays interest at 8% and is convertible into 166,667 shares of common stock of MCC at any time prior to redemption or maturity. The MCC 2003 debenture matures on October 23, 2013.

During 2005, the Company invested $5,000,000 in the convertible debenture private placement offering of MCC (the MCC 2005 Debenture). The MCC 2005 Debenture pays interest at 8% and is convertible into 666,667 shares of common stock of MCC at any time prior to redemption or maturity. The MCC 2005 convertible debenture matures on March 30, 2015.

During 2005, 2004 and 2003, the Company purchased from MCC at its cost, 4, 3 and 4 homes, respectively totaling $79,305, $64,824 and $78,195, respectively to be used as rental homes.

During 2005, 2004 and 2003, the Company financed/refinanced certain loans on sales made by MCC to third parties. These loans are secured by manufactured homes. The total amount financed amounted to $10,500, $70,150 and $307,746 during 2005, 2004 and 2003, respectively.

Salary, Directors', Management And Legal Fees

During the years ended December 31, 2005, 2004, and 2003, salary, Directors' fees, legal fees and fringe benefits to Mr. Eugene W. Landy and the law firm of Landy & Landy amounted to $211,931, $194,430 and $185,776, respectively.

At December 31, 2005 and 2004, the Company had loans outstanding from Mr. Samuel A. Landy totaling $-0- and 264,650, respectively. The interest rate on these loans ranged from 6.36% to 7.86%. Interest earned on these loans during 2005, 2004 and 2003 amounted to $12,108, 44,419 and 65,401, respectively.

Other Matters

The Company has employment agreements with certain executive officers, which in addition to base compensation, bonuses and fringe benefits, provides for specified retirement benefits. The Company has accrued these benefits on a present value basis over the terms of the agreements. Amounts accrued under these agreements were $697,058 and $747,058 at December 31, 2005 and 2004, respectively.

In August, 1999, the Company entered into a lease for its corporate offices. The lease is for a five-year term at market rates with monthly lease payments of $12,000, plus its proportionate share of real estate taxes and common area maintenance. The lessor of the property is owned by certain officers and directors of the Company. The lease payments and the resultant lease term commenced on May 1, 2000. Approximately 50% of the monthly lease payment of $12,000, plus its proportionate share of real estate taxes and common area maintenance is reimbursed by other related entities utilizing the leased space (MREIC and MCC). On May 1, 2005, the Company renewed this lease for an additional five-year term. The monthly lease payment was increased to $15,000, plus its proportionate share of real estate taxes and common area maintenance.

NOTE 9 – DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP). Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at approximately 95% of the market price. Shareholders may also purchase additional shares at approximately 95% of their market price by making optional cash payments. Generally, dividend reinvestments and purchases of shares are made quarterly on March 15, June 15, September 15 and December 15.

Effective June 24, 1998, the Company amended the Dividend Reinvestment and Stock Purchase Plan. Shareholders were no longer able to purchase additional shares by making optional cash payments. The dividend reinvestment feature of the Plan remained unchanged.

On March 19, 2003, the Company amended the Dividend Reinvestment and Stock Purchase Plan to provide for monthly optional cash payments of not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company.

Amounts received, including dividends reinvested of $1,931,172, $1,890,667 and $1,744,096 respectively, and shares issued in connection with the DRIP for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Amounts Received/Dividends Reinvested	$9,188,271	$12,043,926	$5,729,083
Number of Share Issued	620,516	862,593	378,380

NOTE 10 – DISTRIBUTIONS

The following cash distributions, including dividends reinvested, were paid to shareholders during the three years ended December 31, 2005, 2004 and 2003:

	2005		2004		2003	
Quarter Ended	Amount	Per Share	Amount	Per Share	Amount	Per Share
March 31	$2,247,637	$.2425	$1,923,506	$.2325	$1,710,236	$ .2225
June 30	2,307,619	.2450	1,999,225	.2350	1,742,618	.2250
September 30	2,347,579	.2450	2,075,265	.2375	1,797,855	.2275
December 31	2,384,314	.2450	2,151,317	.2400	1,867,392	.2300
	$9,287,149	$.9775	$8,149,313	$.9450	$7,118,101	$ .9050

These amounts do not include the discount on shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan.

On January 12, 2006, the Company declared a cash dividend of $.2450 per share to be paid on March 15, 2006 to shareholders of record February 15, 2006.

NOTE 11 – FEDERAL INCOME TAXES

The Company elected to be taxed as a real estate investment trust (REIT) in accordance with the Internal Revenue Code, commencing with its taxable year ended December 31, 1992. In order to qualify as a REIT, the Company must meet a number of organizational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state, and local income taxes.

Reconciliation Between GAAP Net Income and Taxable Income

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2005, 2004, and 2003:

	2005 Estimate	2004 Actual	2003 Actual
GAAP net income	$ 6,990,342	$ 8,201,749	$ 8,517,531
Add (less) GAAP net loss (gain) of taxable REIT subsidiaries included above	261,087	(9,631)	72,062
GAAP net income from REIT operations	7,251,429	8,192,118	8,589,593
Book / tax difference on gains / losses from capital transactions	(511,320)	(228,802)	(38,233)
Stock option expense	102,580	112,502	27,653
Non-qualified stock options exercised	(583,614)	(185,725)	(330,871)
Other book / tax differences, net	(267,237)	(412,138)	(995,932)
Taxable income before adjustments	5,991,838	7,477,955	7,252,210
Less capital gains	(1,415,329)	(2,465,488)	(2,698,723)
Adjusted taxable income subject to 90% dividend requirement	$ 4,576,509	$ 5,012,467	$ 4,553,487

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Cash dividends paid	$ 9,287,149	$ 8,149,313	$ 7,118,101
Less: Dividends designated to prior year	-0-	(134,109)	134,109
Less: Portion designated capital gains distribution	(1,415,329)	(2,465,488)	(2,698,723)
Less: Return of capital	(1,250,278)	-0-	-0-
Dividends paid deduction	$ 6,621,542	$ 5,549,716	$ 4,553,487

Characterization of Distributions

The following table characterizes the distributions paid per common share for the years ended December 31, 2005, 2004, and 2003:

	2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent
Ordinary income	$ 0.69605	71.2077%	$ 0.64616	68.3773%	$ 0.56030	61.9116%
Return of capital	0.13143	13.4454%	-0-	-0-	-0-	-0-
Capital gains	0.15002	15.3469%	0.29884	31.6227%	0.34470	38.0884%
	$ 0.97750	100.000%	$ 0.94500	100.000%	$ 0.90500	100.000%

In addition to the above, taxable income from non-REIT activities conducted by S&F, a taxable REIT subsidiary, is subject to federal, state and local income taxes. Deferred income taxes pertaining to S&F are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. For the years ended December 31, 2005, 2004 and 2003, S&F had operating income (loss) for financial reporting purposes of ($261,087), $9,631 and ($72,062), respectively. Therefore, a valuation allowance has been established against any deferred tax assets relating to S&F. For the years ended December 31, 2005, 2004 and 2003, S&F recorded $88,000, $22,000 and $50,000, respectively, in federal, state and franchise taxes which have been included in general and administrative expenses.

NOTE 12 – COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

The Company is subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the business, assets, or results of operations of the Company.

The Company has entered into a contract with Affordable Residential Communities Inc. to purchase Weatherly Estates I, a 271-space manufactured home community in Lebanon, Tennessee. This purchase is scheduled to close in the first quarter of 2006.

NOTE 13 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose certain information about fair values of financial instruments, as defined in SFAS No. 107, "Disclosures About Fair Value of Financial Instruments".

Limitations

Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Almost all of the Company's securities available for sale have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivables approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is primarily based upon quoted market values. The fair value of variable rate mortgages payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. For 2005, the fair and carrying value of fixed rate mortgages payable amounted to $20,608,226 and $20,640,521, respectively. For 2004, the fair and carrying values of fixed rate mortgages payable amounted to $21,326,522 and $21,371,804 respectively. The fair value of mortgages payable is based upon discounted cash flows at current market rates for instruments with similar remaining terms.

NOTE 14 – SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended December 31, 2005, 2004 and 2003 for interest was $2,793,166, $2,961,315 and $3,336,290, respectively.

During the years ended December 31, 2005, 2004 and 2003, land development costs of $5,596,310, $470,760 and $894,057, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2005, 2004 and 2003, the Company had dividend reinvestments of $1,931,172, $1,890,667 and $1,744,096, respectively which required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income:

	2005	2004	2003
Unrealized holding (loss) gains arising during the year	$(1,038,718)	$535,159	$4,018,490
Less: reclassification adjustment for net gains realized in income	(1,187,658)	(2,700,409)	(2,698,724)
Net unrealized holding (loss) gain	$(2,226,376)	$(2,165,250)	$1,319,766

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2005	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenues	$8,543,418	$9,316,642	$11,247,848	$10,231,665
Total Expenses	6,079,613	8,480,354	9,024,409	8,808,344
Net Income (1)	2,456,249	828,326	2,259,635	1,446,132
Net Income per Share –				
Basic	.27	.09	.24	.15
Diluted	.27	.09	.24	.15

2004	**March 31**	**June 30**	**September 30**	**December 31**
Total Revenues	$9,465,609	$8,078,278	$8,130,692	$8,683,303
Total Expenses	6,305,512	5,939,845	7,053,525	6,877,889
Net Income	3,154,838 (2)	2,131,664	1,098,257 (2)	1,816,990
Net Income per Share –				
Basic	.38	.25	.13	.20
Diluted	.38	.25	.12	.20

(1) Fluctuations are primarily due to changes in the fair value of interest rate swaps.
(2) The changes are primarily due to the changes in Gain on Securities Transactions, net.

UNITED MOBILE HOMES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005

Column A	Column B		Column C		Column D
			Initial Cost		
Description	Encumbrances		Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Memphis, TN	$ 5,359,843		$ 250,000	$ 2,569,101	$ 1,416,064
Greenfield Ctr, NY	-0-		37,500	232,547	2,299,059
Vineland, NJ		(1)	320,000	1,866,323	924,254
Duncansville, PA	-0-		60,774	378,093	600,250
Cranberry Twp, PA	2,059,237		181,930	1,922,931	348,942
Clifton Park, NY	2,732,205		391,724	704,021	1,429,058
Apollo, PA	-0-		670,000	1,336,600	1,049,118
Cranberry Twp, PA	3,294,779		75,000	977,225	1,170,378
Millville, NJ	3,637,653		216,000	1,166,517	7,721,200
Kutztown, PA	-0-		145,000	1,695,041	6,117,546
Inkerman, PA	3,126,808		572,500	2,151,569	2,877,642
Monticello, NY	-0-		235,600	1,402,572	2,049,084
Navarre, OH	-0-		290,000	1,457,673	1,241,918
Cresson, PA	1,551,271		432,700	2,070,426	868,264
Memphis, TN	-0-		78,435	810,477	1,376,816
West Grove, PA		(1)	175,000	990,515	985,934
Carlisle, PA	-0-		37,540	198,321	2,871,323
Belle Vernon, PA	5,177,097		150,000	2,491,796	3,449,339
Marion, OH	-0-		236,000	785,293	3,166,896
Somerset, PA	1,830,756		1,485,000	2,050,400	621,401
Athens, OH	-0-		67,000	1,326,800	411,012
Magnolia, OH	3,185,646		270,000	1,941,430	2,431,972
Jackson, NJ		(1)	100,095	602,820	1,452,360
Hamburg, NY	2,354,974		424,000	3,812,000	644,509
West Monroe, NY	-0-		77,000	841,000	501,989
Eatontown, NJ		(1)	157,421	280,749	216,834
Caledonia, OH	-0-		260,000	1,753,206	1,028,410
Coxsackie, NY	-0-		1,757,800	-0-	-0-
	34,310,269		$ 9,154,019	$ 37,815,446	$ 49,271,572
Various	14,395,972				
	$ 48,706,241				

(1) Represents one mortgage note payable secured by four properties.

UNITED MOBILE HOMES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005

Column A	Column E (2) (3) Gross Amount at Which Carried at 12/31/05			Column F (2)
Description	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Memphis, TN	$ 250,000	$ 3,985,165	$ 4,235,165	$ 3,172,582
Greenfield Ctr, NY	122,865	2,446,241	2,569,106	1,271,541
Vineland, NJ	408,206	2,702,371	3,110,577	2,148,359
Duncansville, PA	60,774	978,343	1,039,117	628,021
Cranberry Twp, PA	181,930	2,271,873	2,453,803	2,041,091
Clifton Park, NY	391,724	2,133,079	2,524,803	1,152,246
Apollo, PA	670,000	2,385,718	3,055,718	801,429
Cranberry Twp, PA	75,000	2,147,603	2,222,603	1,847,268
Millville, NJ	2,534,891	6,568,826	9,103,717	2,308,937
Kutztown, PA	404,239	7,553,348	7,957,587	2,200,535
Inkerman, PA	572,500	5,029,211	5,601,711	1,999,407
Monticello, NY	318,472	3,368,784	3,687,256	1,682,161
Navarre, OH	432,700	2,556,891	2,989,591	363,395
Cresson, PA	290,000	3,081,390	3,371,390	1,380,072
Memphis, TN	78,435	2,187,293	2,265,728	1,372,253
West Grove, PA	155,000	1,996,449	2,151,449	1,548,886
Carlisle, PA	145,473	2,961,711	3,107,184	857,396
Belle Vernon, PA	150,000	5,941,135	6,091,135	3,517,510
Marion, OH	236,000	3,952,189	4,188,189	1,624,802
Somerset, PA	1,485,000	2,671,801	4,156,801	156,952
Athens, OH	67,000	1,737,812	1,804,812	520,966
Magnolia, OH	270,000	4,373,402	4,643,402	2,642,000
Jackson, NJ	100,095	2,055,180	2,155,275	1,559,652
Hamburg, NY	424,000	4,456,509	4,880,509	1,184,453
West Monroe, NY	77,000	1,342,989	1,419,989	118,037
Eatontown, NJ	135,421	519,583	655,004	394,154
Caledonia, OH	260,000	2,781,616	3,041,616	802,181
Coxsackie, NY	1,757,800	-0-	1,757,800	-0-
	$ 12,054,525	$ 84,186,512	$ 96,241,037	$ 39,296,286

(2) See reconciliation.

(3) The aggregate cost for Federal tax purposes approximates historical cost.

UNITED MOBILE HOMES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005

Column A	Column G	Column H	Column I
Description	Date of Construction	Date Acquired	Life
Memphis, TN	prior to 1980	1986	3 to 27.5
Greenfield Ctr, NY	prior to 1970	1977	3 to 27.5
Vineland, NJ	1973	1986	3 to 27.5
Duncansville, PA	1961	1979	3 to 27.5
Cranberry Twp, PA	1974	1986	5 to 27.5
Clifton Park, NY	1972	1978	3 to 27.5
Apollo, PA	prior to 1980	1995	5 to 27.5
Cranberry Twp, PA	prior to 1980	1982	3 to 27.5
Millville, NJ	prior to 1980	1985	3 to 27.5
Kutztown, PA	1971	1979	5 to 27.5
Inkerman, PA	1970	1992	5 to 27.5
Monticello, NY	1972	1988	5 to 27.5
Navarre, OH	prior to 1980	1987	5 to 27.5
Cresson, PA	prior to 1980	2001	5 to 27.5
Memphis, TN	1955	1985	3 to 27.5
West Grove, PA	1971	1974	5 to 27.5
Carlisle, PA	1961	1969	3 to 27.5
Belle Vernon, PA	1973	1983	3 to 27.5
Marion, OH	1950	1986	3 to 27.5
Somerset, PA	prior to 1980	2004	5 to 27.5
Athens, OH	prior to 1980	1996	5 to 27.5
Magnolia, OH	prior to 1980	1985	5 to 27.5
Jackson, NJ	1969	1969	3 to 27.5
Hamburg, NY	prior to 1980	1997	5 to 27.5
West Monroe, NY	prior to 1980	2003	5 to 27.5
Eatontown, NJ	1964	1978	3 to 27.5
Caledonia, OH	prior to 1980	1996	5 to 27.5
Coxsackie, NY	N/A	2005	N/A

UNITED MOBILE HOMES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2005

(2) Reconciliation:	/----------FIXED ASSETS-----------/		
	12/31/05	12/31/04	12/31/03
Balance – Beginning of Year	$84,825,549	$78,488,074	$74,820,899
Additions:			
Acquisitions	3,661,555	3,535,400	918,000
Improvements	8,317,782	3,420,665	3,220,960
Depreciation	-0-	-0-	-0-
Total Additions	11,979,337	6,956,065	4,138,960
Deletions	563,849	618,590	471,785
Balance – End of Year	$96,241,037	$84,825,549	$78,488,074

Reconciliation:	/-----ACCUMULATED DEPRECIATION-----/		
	12/31/05	12/31/04	12/31/03
Balance – Beginning of Year	$36,852,889	$34,444,316	$32,073,978
Additions:			
Acquisitions	-0-	-0-	-0-
Improvements	-0-	-0-	-0-
Depreciation	2,662,104	2,632,249	2,494,445
Total Additions	2,662,104	2,632,249	2,494,445
Deletions	218,707	223,676	124,107
Balance – End of Year	$39,296,286	$36,852,889	$34,444,316

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED MOBILE HOMES, INC.

BY: /s/Eugene W. Landy
EUGENE W. LANDY
Chief Executive Officer

Dated: March 6, 2006

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chief Executive Officer and Director	March 6, 2006
/s/Samuel A. Landy SAMUEL A. LANDY	President and Director	March 6, 2006
/s/Anna T. Chew ANNA T. CHEW	Vice President Chief Financial Officer, Treasurer and Director	March 6, 2006
/s/James Mitchell JAMES MITCHELL	Director	March 6, 2006
/s/Richard H. Molke RICHARD H. MOLKE	Director	March 6, 2006
/s/Eugene Rothenberg EUGENE ROTHENBERG	Director	March 6, 2006
/s/Robert G. Sampson ROBERT G. SAMPSON	Director	March 6, 2006

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Directors & Officers

Directors

Anna T. Chew
Certified Public Accountant
Vice President and Chief Financial Officer, Monmouth Capital Corporation; Chief Financial Officer, Monmouth Real Estate Investment Corporation

Eugene W. Landy
Attorney at Law
President, Monmouth Capital Corporation and Monmouth Real Estate Investment Corporation

Samuel A. Landy
Attorney at Law

James E. Mitchell
Attorney at Law
General Partner, Mitchell Partners, L.P.;
President, Mitchell Capital Management, Inc.

Richard H. Molke
General Partner,
Molke Family Limited Partnership

Eugene Rothenberg
Investor
Director, Monmouth Capital Corporation

Robert G. Sampson
Investor
General Partner, SAMPCO Ltd.

Officers

Eugene W. Landy
Chairman of the Board

Samuel A. Landy
President

Anna T. Chew
Vice President,
Chief Financial Officer
and Treasurer

Michael P. Landy
Vice President - Investments

Allison Nagelberg
General Counsel

Elizabeth Chiarella
Secretary



Staff of United Mobile Homes, Inc.

Corporate Information

Corporate Office
3499 Route 9 North, Suite 3C
Freehold, NJ 07728

Independent Registered Public Accounting Firm
Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Stock Listing
AMEX - Symbol UMH

Relationship Managers
Rosemarie A. Faccone
Susan Jordan

Internet Address
www.umh.com

Email Address
umh@umh.com


U M H

United Mobile Homes, Inc.
Established in 1968
AMEX:UMH

Business Plaza
Route 9 North, Suite 3-C
New Jersey 07728

www.umh.com